Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144389
Prospectus

H2DIESEL HOLDINGS, INC.

1,823,900 Shares

Common Stock

This prospectus relates to the sale of up to 1,823,900 shares of our common stock, par value $0.001 per share, by the non-affiliate selling stockholders listed in this prospectus.  The shares offered by this prospectus relate to securities issued in a private placement completed in May and June 2007 and include:
• a maximum of 1,038,750 shares of common stock issuable upon conversion of Series A cumulative convertible preferred stock, referred to as our Series A preferred stock;

• a maximum of 207,775 shares of common stock issuable as dividends on our Series A preferred stock; and

• 577,375 shares of common stock issuable upon exercise of warrants to purchase common stock.

These shares may be sold by the selling stockholders from time to time in the over-the-counter market or on any national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

The distribution of the shares by the selling stockholders is not subject to any underwriting agreement.  We will receive none of the proceeds from the sale of the shares by the selling stockholders, except upon exercise of the warrants.  We will bear all expenses of registration incurred in connection with this offering, but the selling stockholders will bear all selling and other expenses incurred by them.

Our common stock is quoted on the OTC Bulletin Board under the symbol HTWO.OB.  The high and low bid prices for shares of our common stock on October 5, 2007, were $7.25 and $6.65 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTC Bulletin Board.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

An investment in these securities involves a high degree of risk.
Please carefully review the section titled “Risk Factors” beginning on page 4.

The shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and/or sale of the shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 17, 2007.

SUMMARY

You should read the following summary together with the more detailed information contained elsewhere in this prospectus, including the section titled “Risk Factors,” regarding us and the common stock being sold in this offering.

As used in this prospectus, the terms “the Company,” “us,” and “our” refer to H2Diesel Holdings, Inc., a Florida corporation, and the term “H2Diesel” refers to our wholly owned subsidiary H2Diesel, Inc., a Delaware corporation, unless the context requires otherwise.

Our Business

We are a development stage company that, through our wholly owned subsidiary H2Diesel, holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology to manufacture an alternative fuel from vegetable oils and animal fats that is intended to be marketed as a new class of renewable fuel or fuel additive for power generation, heavy equipment, marine use and as heating fuel.

Our business strategy consists of developing two revenue streams: (a) direct sales from manufacturing plants that we may purchase or build (either directly or through joint ventures) in order to process, market and sell our chemical additive and/or biofuel using our proprietary technology and (b) the collection of royalties through sublicensing our proprietary technology.

In March 2006, we acquired the rights to our proprietary technology through an exclusive license agreement with the inventor of the technology, Ferdinando Petrucci.  Under the license agreement, we are required to pay $1.5 million on October 31, 2007, $1.0 million on March 20, 2008 and an additional $1.0 million per year over the next six years.  Compared to current methods used in the production of bio-diesel fuel, we believe that this proprietary technology is a substantially less complex and therefore less expensive process.

In April 2006, we entered into a sublicense agreement with Xethanol Corporation, a renewable fuels company engaged in the production and sale of ethanol and its by-products.  Under this agreement, we granted Xethanol a ten-year exclusive right to make and sell our biofuel and other products using our proprietary chemical additive in the eastern United States and a non-exclusive right to sell certain other products anywhere in North America, Central America and the Caribbean.  Xethanol is required to pay us certain royalties based on the number of gallons of fuel sold using our proprietary chemical additive, and we are obligated to supply Xethanol with this additive on specified terms.

In March 2007, we entered into a letter of intent with Twin Rivers Technologies, LP to advance the development of a production plant at Twin Rivers' facility located in Quincy, Massachusetts. The letter of intent contemplates an exclusive period during which Twin Rivers will negotiate with us regarding definitive agreements covering the siting, construction, operation and management of our proposed initial 25 million gallon per year production facility, the supply of vegetable oils and other commodity feedstocks and the off take of finished biofuel by Twin Rivers from the facility. In August 2007 we placed into service our first biofuel production plant, a 3 million gallon per year pilot facility, jointly developed with Twin Rivers and co-located at Twin Rivers’ facility in Cincinnati, Ohio. We are leasing the equipment used at the plant but own all rights to the fuel produced at the facility. The facility will be used initially to manufacture fuel for our application testing program, and then later for early commercial sales until a full-scale production plant is completed. Under current plans, we expect to begin operation of the full scale plant in 2008.

In May 2007, we entered into a test burn agreement with an affiliate of Dynegy Inc. to evaluate our proprietary biofuel technology in power generation applications. In September 2007, we completed our first test burn at Dynegy’s Oakland Power Plant combustion turbine facility. We are still evaluating formal test data, but early results indicate that there were no fuel related shortfalls in engine output, and nitrogen oxide emissions were significantly lower with our biofuel than when firing distillate fuel oil. We intend to conduct further tests to evaluate additional fuel formulations and to focus on further optimizing emissions as well as reliable cold engine starts on biofuel. If the testing continues to be successful, both parties have agreed to negotiate a mutually agreeable purchase agreement for our biofuel.

The operation and development of our business will require substantial additional capital during 2007 and 2008 to fund, among other things, our operations, payments due under the exclusive license, the acquisition or development of manufacturing plants, research and development, and the financing of future acquisitions and investments.

See “Description of Business” beginning on page 13 and “Plan of Operation” beginning on page 18 for more information on our business.

As a development stage company, our business also involves a high degree of risk, as described in more detail in “Risk Factors” beginning on page 4, including:

•  our early stage and lack of revenues,
•  our need for significant additional capital to fund our operations, and
• the lack of current market acceptance of our proprietary technology and product.
About this Offering

This prospectus relates to the offering of up to 1,823,900 shares of our common stock by the non-affiliate selling stockholders listed in this prospectus.  The shares offered by this prospectus relate to securities issued in a private placement in May and June 2007 and include:

•	a maximum 1,038,750 shares of common stock issuable upon conversion of our Series A preferred stock;

•	a maximum of 207,775 shares of common stock issuable as dividends on our Series A preferred stock; and

•	577,375 shares of common stock issuable upon the exercise of warrants.

The shares of common stock offered by this prospectus relate to shares of Series A preferred stock and warrants that were offered and sold in a May 2007 private placement.

May/June 2007 Private Placement

On May 9, 2007, we completed the first round of a private offering of 27,950 shares of our Series A preferred stock at a price of $100.00 per share to “accredited investors,” as defined in the Securities Act of 1933, as amended, or the Securities Act. The gross proceeds from the offering were $2,795,000 and the net proceeds from the offering were $2,590,500.  Within the first three years after issuance, holders of the Series A preferred stock may convert their shares into shares of our common stock at an initial conversion price of $4.00 per share.

After three years, each share of Series A preferred stock automatically converts to a share of our common stock at a conversion price of $4.00, subject to certain adjustments and any accrued and unpaid dividends. Each share of Series A preferred stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per year, payable in cash or in shares of our common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid.  The preferred stock is not redeemable.  Each investor in this private placement also received a warrant exercisable for 50% of the number of shares of common stock into which the Series A preferred stock is initially convertible. The initial exercise price of the warrants is $6.00 per share.  On June 8, 2007, we sold an additional 14,600 shares of Series A preferred stock and issued additional warrants upon exercise of subscriber options to purchase additional shares. The gross proceeds from the exercise of the subscriber options were $1,460,000 and the net proceeds were $1,316,500.

In connection with the private placement and the exercise of subscriber options, Empire Financial Group and certain affiliates received a cash commission of $345,500, which represents 10% of the consideration paid by investors they introduced, and warrants exercisable for 58,000 shares of common stock on the same terms as the warrants issued in the private placement.

In connection with the private placement, we agreed to register the resale of the shares of common stock issuable (i) upon conversion of the Series A preferred stock, (ii) as dividends on the Series A preferred stock and (iii) upon exercise of the warrants, all in accordance with a registration rights agreement with the investors. In compliance with the registration rights agreement, we filed this resale registration statement with the SEC on July 6, 2007, which was on or before the 60th day following the closing of the private placement.

For more discussion regarding this private placement, see “Selling Stockholders - May/June 2007 Private Placement” beginning on page 32.

The number of shares of common stock offered by this prospectus, including shares issuable as dividends on our preferred stock and upon the exercise of warrants, represents approximately 10.8% of our total outstanding common stock, as of October 5, 2007.

Our Corporate History

H2Diesel commenced business in February 2006 when Lee S. Rosen, now our Chairman, formed H2Diesel to acquire the exclusive license rights to make, use and commercialize the proprietary technology used in manufacturing biofuel.

On October 20, 2006, we, formerly named Wireless Holdings, Inc., acquired H2Diesel in a reverse merger transaction, referred to as the merger. As a result of the merger, the former H2Diesel stockholders acquired 93.6% of the outstanding shares of our common stock, and we ceased being a “shell company” as defined in Rule 12b−2 under the Securities and Exchange Act of 1934. In connection with the merger, we assumed all of H2Diesel’s obligations under its outstanding stock options and warrants to purchase 5,571,500 shares of its common stock.  Following the merger, we changed the name of our company to “H2Diesel Holdings, Inc.”, and our trading symbol on the OTC Bulletin Board was changed to “HTWO.OB”.

In connection with the merger, we repurchased and retired 29,075,000 shares of our common stock from Joseph Hess, the former chief executive officer of Wireless Holdings. As part of the consideration to repurchase Mr. Hess’ shares, we sold to Mr. Hess all of the capital stock of our former subsidiary, Action Wireless, through which we conducted the historical wireless products reseller business which preceded our current business, and we paid $300,000 to Mr. Hess, which included repayment of $215,945 in debt owed by the Company to Mr. Hess.  Giving effect to the cancellation of Mr. Hess’ shares, there were 1,101,250 shares of Company common stock outstanding before giving effect to the stock issued in the reverse merger.

Shortly before the closing of the merger, H2Diesel completed a private offering in October 2006 to accredited investors of 2,915,000 shares of its common stock, and received gross proceeds of $2,915,000.  We subsequently issued an additional 174,900 shares of common stock to the investors in the October 2006 offering because we did not file a registration statement for the shares prior to a filing deadline in the registration rights agreement.

After the closing of the merger, we had outstanding 17,091,250 shares of common stock and warrants and options to purchase 5,571,500 shares of common stock.

Corporate Information

Our principal executive offices are 11111 Katy Freeway, Suite 910, Houston, Texas 77079, and our telephone number is (713) 973-5720.  We maintain a corporate website at http://www.h2diesel.net.  The contents of our website are not part of this prospectus and should not be relied upon with respect to this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the following material risks, together with the other information contained in this prospectus, before you decide to buy our common stock.  If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer.  In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are a development stage company with a limited operating history, which makes us a speculative investment.

We are a development stage company that seeks to take advantage of our exclusive licensing rights to proprietary technology to manufacture biofuel and key additives that we acquired in early 2006. Since then, we have been engaged in organizational activities, including developing a strategic operating plan and entering into contracts with strategic partners and potential customers. We currently have six employees, consisting of our six executives. Other than limited testing activities with respect to our biofuel, and the recent opening of a pilot production facility, we have not conducted any operations and have not generated any revenues. Accordingly, we have limited relevant operating history upon which you can evaluate our performance and prospects. You should consider our prospects in light of inherent risks, expenses and difficulties encountered by companies in the early stage of development, particularly companies in new and evolving markets. Such risks include technology risks, capital requirements, risk of the market not accepting our products, failure to establish business relationships, competitive disadvantages against larger and more established companies and regulatory matters.

We are unlikely to be able to continue as a going concern in the event we are unable to obtain additional financing.

As of June 30, 2007, H2Diesel has incurred a net loss of $7,570,088 and negative cash flows from operating activities of $2,516,510 since inception. As of June 30, 2007, we had approximately $3,779,000 of available cash and approximately $377,000 of accounts payable. In addition, under the license agreement with the inventor of our proprietary technology, we are required to pay $1.5 million on October 31, 2007, $1.0 million on March 20, 2008 and an additional $1.0 million per year over the next six years.  We have financed our operations to date primarily through the sale of our common stock, preferred stock and warrants in privately-negotiated transactions with accredited investors. We are unlikely to be able to continue as a going concern unless we are able to obtain additional financing. Future capital requirements could vary significantly and will depend on certain factors, many of which are not within our control. These factors include the ongoing development and testing of our proprietary technology, the nature and timing of licensing and sublicensing activities, plant construction, commencement of sales, hiring qualified management and employees, responding to competitive pressures, regulatory requirements, and the availability of financing. Expanding our business will require us to commit significant capital resources in amounts substantially in excess of our current financial resources.  Any needed financing may not be available on acceptable terms. In addition, future equity financings, if any, could be dilutive to then existing stockholders.  If such additional financing is not available, you may lose your entire investment in our company.

If we cannot make the required payments under our license agreement for our proprietary technology, the inventor may be able to terminate the agreement, which could preclude us from selling our biofuel.

We have substantial near-term obligations under the license agreement with the inventor of our proprietary technology. Specifically, we are required to pay $1.5 million on October 31, 2007, $1.0 million on March 20, 2008 and an additional $1.0 million per year for the next six years.  To the extent we default on any of these payments or breach any other material provisions of our license, the inventor could terminate the agreement, which is our principal asset. The license agreement also provides that the inventor may terminate the agreement if insolvency or bankruptcy petition is filed against us and is not dismissed within 90 days.

Our ability to produce and distribute commercially viable biofuel is unproven, and until we can prove our technology, we likely will not be able to generate or sustain revenues.

While producing biofuel from vegetable oils or animal fats is not a new technology, the technologies we are pursuing for our biofuel production and the particular additives we are seeking to produce have never been utilized on a commercial basis. The biofuel, while intended as a new class of biofuel or fuel additive for power generation, heavy equipment, marine use and as a heating fuel, may never achieve technical or commercial viability. All of the tests conducted to date by us with respect to our technology have been performed in a limited scale environment, and the same or similar results may not be obtainable at competitive costs on a large-scale commercial basis.

In September 2007, we completed our first successful test burn at Dynegy’s Oakland Power Plant combustion turbine facility. However, such successes may need to be replicated by others before our biofuel becomes commercially acceptable. We have never utilized our technology under the conditions or in the volumes that will be required for us to be profitable and cannot predict all of the difficulties that may arise. Our technology may require further research, development, regulatory approvals, environmental permits, design and testing prior to commercialization. Accordingly, our technology and our biofuel may not perform successfully on a commercial basis and may never generate any revenues or be profitable.

We likely will not be able to generate significant revenues until we can successfully operate manufacturing facilities and commence commercial sales.

We have not generated any revenues, and we do not expect to generate any material revenues until after we or any sublicensees have successfully operated biofuel manufacturing plants and commenced commercial sales, which we do not currently anticipate to occur at least until at least 2008. We recently announced that we placed into service our first biofuel production plant, a 3 million gallon per year pilot facility, jointly developed with Twin Rivers, and we have previously disclosed that we are working on a 25 million gallon per year facility with Twin Rivers. Revenue generation likely would be delayed by any of the following:

•	delays in demonstrating the technological advantages or commercial viability of our proposed products,
•	adverse changes in our strategic relationships such as that with Twin Rivers,
•	problems with the pilot or subsequent production plants, including technical, staffing, permitting or other operational issues,
•	inability to interest early adopter customers in our products, and
•	inability to obtain cost effective supplies of vegetable oil and chemical feedstocks.

Any planned manufacturing plants may not achieve projected capacity or efficiency, and we may not be able to sell the biofuel generated at these plants at a price that will cover our costs. Potential customers may require lengthy or complex trials or long sampling periods before committing to significant orders for our products.

We may not be able to generate revenues from sublicensing our technology.

Our exclusive perpetual license allows us to sublicense our proprietary technology in North America, Central America and the Caribbean, and our business plan includes, as a second potential revenue stream, the collection of royalties through sublicensing our proprietary technology. To date, we do not have any revenues from sublicenses and have only entered into one sublicense, with Xethanol. There can be no assurance that Xethanol will be able to perform its obligations under the sublicense. We likely will need to prove the viability of our technology before we can obtain any additional sublicense agreements, and we cannot assure you that we will be able to do so. Companies to which we grant sublicenses may not be able to produce, market and sell enough biofuel to pay us our projected royalty fees beyond required minimum amounts or they may default on the payment of royalties. We may not be able to achieve profitable operations from collecting royalties from the sublicensing of our proprietary technology.

The strategic relationships upon which we may rely are subject to change.

Our ability to successfully test our technology, to develop and operate manufacturing plants and to identify and enter into commercial arrangements with customers or sublicensees will depend on developing and maintaining close working relationships with industry participants. These relationships will need to change and evolve over time, as we enter different phases of development. Our strategic relationships most often are not yet reflected in definitive agreements, or the agreements we have do not cover all aspects of the relationship. Our success in this area also will depend on our ability to select and evaluate new strategic relationships and to consummate transactions. Our inability to identify suitable companies or enter into and maintain strategic relationships may impair our ability to grow. The terms of relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to incur or undertake in order to maintain these relationships. Moreover, reliance upon strategic partners to manufacture and sell biofuel subjects us to additional risks, including a limited ability to control the quality of such fuel and the failure of such partners to perform in accordance with the terms of agreements that they may enter into with us. Arrangements we enter into with such partners may compete with any biofuel that we may manufacture at our own plants and therefore may limit our organic growth.

We may be unable to compete successfully in the highly competitive alternative fuels market.

We compete with petroleum-based fuels and with other alternative fuels like biodiesel in our potential markets. Currently, the cost of producing most alternative fuels forces manufacturers to operate at a significant competitive disadvantage compared to petroleum-based fuels. Producers of alternative fuels generally depend upon government support, including tax credits and various incentives, and upon the willingness of customers to pay a premium for cleaner burning, renewable non-petroleum fuels.

Within the alternative fuels market, the manufacture, marketing and sale of biofuels (such as bio-diesel) and other alternative fuels is highly competitive. According to the National Bio-diesel Board (NBB), as of January 31, 2007, there were at least 105 companies that were engaged in developing, manufacturing and marketing bio-diesel fuel, with current production capacity estimated at 864 million gallons per year. The NBB further estimates that another 1.7 billion gallons of annual plant capacity are under development. Such competition could be intense and could drive up the costs of feedstock, plant construction, attracting and retaining qualified engineers, chemists and other key employees, as well as other operating expenses. Additionally, new companies are constantly entering the market. This growth and fragmentation could also have a negative impact on us or our sublicensees’ ability to obtain additional capital from investors. Larger companies which have been engaged in this business for substantially longer periods of time may have access to greater financial and other resources. These companies may have greater success in recruiting and retaining qualified employees and in fuel manufacturing and marketing, which may give them a competitive advantage.

Our biofuel may not be eligible for certain of the tax credits or other government support for certain types of biofuels, and we may need to qualify for at least some of these credits or support to have a cost-competitive product.

Our company, like other producers of alternative fuels, will depend upon government support, including tax credits, payments or other incentives or requirements to use alternative or renewable fuels. In the United States, demand for biofuels is affected by certain federal and state tax benefits, and the applicability, reduction or repeal of such tax benefits could adversely affect our business. Moreover, our biofuel may not be eligible for the same tax incentives provided to the biodiesel industry. We recently commenced an effort seeking change to the current provisions of the Internal Revenue Code, referred to as the tax code, to include our biofuel, the effect of which would be to qualify our biofuel for the same $1 per gallon income tax credit currently afforded certain types of agri-biodiesel and renewable diesel fuels.  However, we anticipate that this effort will likely be subject to numerous obstacles and there can be no assurance that we will be successful. Our biofuel may meet the tax code definition of “alternative fuel” which would make it eligible for a 50 cent per gallon federal tax credit to the extent mixed with diesel, kerosene or other taxable fuel and sold at the retail level. There is currently uncertainty as to whether IRS will allow vegetable-based biofuel mixtures to qualify for this alternative fuel mixture credit. Although legislation has recently passed the U.S. House of Representatives, and the U.S. Senate Committee on Finance, which would clarify the definition of alternative fuel in a way which we believe would confirm eligibility of our biofuel for the alternative fuel mixture credit, this clarifying legislation may not be enacted into law. Sale of our biofuel for certain transportation uses could be subject to federal excise taxes.

Our business depends on proprietary technology that we may not be able to protect and may infringe on the intellectual property rights of others.

Our success will depend, in large part, on our technology's commercial viability and on the strength of our intellectual property rights. Much of the technology presently consists only of trade secret rights, which are difficult to protect. If others gain access to the trade secrets relating to our technology, including through analysis or “reverse engineering” of the additives or biofuel made with the technology, they may able to develop substantially equivalent technology. Although we recently filed patent applications on behalf of the inventor to protect our technology, there can be no assurance that we ultimately will receive patent protection or that any protection that is obtained will be broad enough to be effective in protecting our technology against claims or actions by competitors. Further, any patents that are obtained may not withstand challenges as to validity and enforceability. Third parties may assert that the technology, or the products we or our sub-licensees commercialize using the technology, infringes upon their proprietary rights. We have yet to complete an infringement analysis and, even if such an analysis were available at the current time, we could not be certain that no infringement exists, particularly as our products have not yet been fully developed. We may need to acquire additional licenses from third parties in order to avoid infringement claims, and any required licenses may not be available to us on acceptable terms, or at all. To the extent infringement claims are made, we could incur substantial costs in the resulting litigation, and the existence of this type of litigation could impede the development of our business.

Xethanol owns a significant portion of our common stock and may delay, defer or prevent us from taking actions that would be beneficial to our other stockholders.

 As of October 5, 2007, Xethanol owned approximately 34% of our outstanding common stock. Accordingly, Xethanol will be able to exercise significant influence over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors. In addition, Xethanol would be able to exercise significant influence over the outcome of any proposed merger or consolidation of our company. Xethanol’s ownership interest in our company may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock. The Xethanol registration rights agreement requires us, not prior to six months after the date of effectiveness of the “resale” registration statement filed for the October 2006 private placement, to file a registration statement to facilitate the spin off to Xethanol’s stockholders of the shares of our common stock issued to Xethanol in the merger, and to use our commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable.

Risks Related to Our Industry

Prices and markets for biofuel are unpredictable and tend to fluctuate significantly.

The price of biofuels is based on world demand, supply and other factors, as well as conventional petroleum and other alternative fuels, all of which are beyond our control. World prices for bio-diesel fuel have fluctuated widely in recent years and we expect that prices will continue to fluctuate. Price fluctuations will have a significant impact upon our revenue, results of operations and on our general financial condition. Price fluctuations for bio-diesel and other fuel may also impact the investment market, and our ability to raise investor capital. Future decreases in the price of bio-diesel and competing fuels may have a material adverse effect on our financial condition and future results of operations.

Engineering, constructing and operating biofuel manufacturing plants involves a high degree of risk.

Engineering, constructing and operating biofuel manufacturing plants involves a high degree of risk, particularly when new technology such as ours is involved. These risks are more acute in the earlier stages of development. Our expenditures in developing manufacturing plants may not result in commercially viable projects. We cannot project the costs of constructing and operating manufacturing plants due to the inherent uncertainties of future feedstock prices, and the future pricing of oil, diesel fuel, bio-diesel fuel, heating fuel, fuel additives and other alternative fuels, the costs associated with encountering unknown obstacles, and changes in market demands. If construction costs exceed our or our sublicensees’ estimates or if our or our sublicensees’ efforts do not produce results which meet our expectations, our business may not be commercially successful, which would have a material adverse effect on our results of operations and financial condition.

Our technology may become ineffective or obsolete.

To be competitive in the biofuel industry, we may be required to continually enhance and update our technology. The costs of doing so may be substantial, and if we are unable to maintain the efficacy of our technology, our ability to compete may be impaired. The impact of technical shortcomings could have a material adverse effect on our prospects, business, financial condition, and results of operations.

We operate in an industry subject to significant environmental regulation, and our business may be adversely affected by regulatory and environmental risks.

Our business is subject to environmental risks and hazards and we are subject to environmental regulation implemented and/or imposed by a variety of international conventions as well as federal, state, provincial, and local laws and regulations. Environmental laws restrict and prohibit spills, discharges and emissions of various substances produced in association with biofuel manufacturing operations. Environmental laws also require that manufacturing plants are operated, maintained and closed in such a way that satisfies applicable regulatory authorities. Compliance with environmental laws can require significant expenditures and a violation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines and liability, as well as potentially increased capital expenditures and operating costs. Compliance with environmental laws may cause us to limit our production, significantly increase the costs of our operations and activities, or otherwise adversely affect our financial condition, results of operations, and/or prospects.

In order to be legally marketable as a fuel for on-road motor applications, our biofuel must be registered with the U.S. Environmental Protection Agency, or EPA, and comply with the EPA’s rigorous health effects regulations. We have not yet applied for such registration.

There are no readily apparent EPA regulatory fuel certification requirements applicable to using our biofuel in a stationary source, such as utility power generation applications or home heating fuel, or in certain marine applications. There may, however, be requirements applicable to emissions from individual furnaces, boilers and similar equipment. As a practical matter, market acceptance of our biofuel may be limited until we can demonstrate that (i) our biofuel is comparable to conventional fuels from an energy content and emissions perspective, as well as handling and storage perspectives, and (ii) that our biofuel is compatible with existing heating systems or power generation systems and other combustion systems. To date, we have not demonstrated any of the foregoing in such commercially available systems. In addition, certain initial testing indicated that our biofuel may require further development so that its viscosity is more stable under certain conditions.

We are evaluating the regulatory requirements for using our fuel in motor vehicle applications in our territory outside the United States.

Our business is subject to local legal, political, and economic factors.

To the extent we operate our business outside of North America, particularly in Central America and the Caribbean where we have an existing license, we will need to adapt our business to the local legal, political and economic conditions. Certain of these areas are less hospitable to US businesses, and US businesses operating in certain of these areas have been subject at various times to risks from terrorism, military repression, interference with private contract rights, currency fluctuations, inflation, exchange controls, laws or policies affecting environmental issues (including land use and water use), workplace safety, foreign investment, foreign trade, investment or taxation, restrictions imposed on the alternative fuel industry (such as restrictions on production) and price controls and export controls. Any changes in alternative fuel, financial incentives, investment regulations, policies or a shift in political attitudes within our operating area are beyond our control and may adversely affect our business and future financial results.

Risks Related to Our Common Stock

Our shares of our common stock may continue to be subject to price fluctuations and illiquidity because our shares may continue to be thinly traded.

Although a trading market for our common stock exists, the trading volume has historically been insignificant, and an active trading market for our common stock may never develop. There currently is no significant analyst coverage of our business. As a result of the thin trading market for our common stock and the lack of analyst coverage, the market price for our shares may continue to fluctuate significantly and will likely fluctuate more than the stock market as a whole. There may be a limited demand for shares of our common stock due to the reluctance or inability of certain investors to buy stocks quoted for trading on the OTC Bulletin Board. As a result, even if prices appear favorable, there may not be sufficient demand in order to complete a stockholder’s sell order. Without an active public trading market or broader public ownership, shares of our common stock are likely to be less liquid than the stock of most public companies, and any of our stockholders who attempt to sell their shares in any significant volumes may not be able to do so at all, or without depressing the publicly quoted bid prices for their shares.

The market price of our common stock is likely to be volatile based upon developments in our business or the industry.

The market price of our common stock is likely to be volatile as a result of many factors including, but not limited to:

•
our announcement of developments, whether positive or negative, with respect to our business, including the viability of our biofuel, new or changes in strategic relationships, our ability or failure to meeting business milestones and related matters;

•	developments concerning intellectual property rights and regulatory approvals;
•	the announcement of new products or product enhancements by our competitors;
•	changes in the market for alternative fuels;
•	fluctuations in the availability of capital to companies in the early stages;
•	changes in the social, political and economic climate in the regions in which we operate; and
•	the impact of sales and trading activity with respect to our common stock in the market.

These and other factors are largely beyond our control, and the impact of these risks, singly or in the aggregate, may result in material changes to the market price of our common stock.

We may not be able to attract the attention of brokerage firms for research and support.

Additional risks may exist because we are an OTC Bulletin Board company that became public without an underwritten offering. Securities analysts of brokerage firms may not provide us with coverage because there is no incentive to brokerage firms to recommend the purchase of our common stock. We cannot assure you that brokerage firms will want to conduct any secondary offerings on our behalf in the future.

A significant number of our shares will become eligible for sale, and their sale could depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock.   We have registered a total of 11,273,050 shares of our common stock held by non-affiliate selling stockholders, including shares issuable upon conversion or exercise of rights to purchase that are not currently outstanding, which shares are now eligible for trading in the public market. In addition, we may be obligated to register shares held by Xethanol, which may occur as early as six months following the date or this prospectus. Such registration would make 5,850,000 additional shares of our common stock eligible for trading in the public market. Some or all of these shares of common stock may be offered from time to time in the open market pursuant to registration statement or Rule 144, and these sales may depress the market for the shares of our common stock. In general, a person who has held restricted shares of an OTC Bulletin Board listed company for a period of one year may, upon compliance with Rule 144 procedures, sell into the market common stock in an amount up to 1% of the outstanding shares every three months, and any of the restricted shares may be sold by a non-affiliate after they have been held for two years. These periods could be reduced to six months if a proposed amendment to Rule 144 is adopted.

Our common stock may be considered “a penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. To the extent the market price of our publicly traded common stock is less than $5.00 per share, it may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

Reverse mergers may be disfavored by the SEC and we may encounter difficulties or delays in registering certain securities in the future or achieving a listing on a national securities market.

Historically, the SEC and stock exchanges have not generally favored transactions in which a privately-held company merges into a largely inactive company with publicly traded stock, and the SEC has adopted and may continue to adopt rules dealing with securities issued on a private basis by a “shell” or inactive public company prior to the reverse merger. Also, Nasdaq and other national securities markets may scrutinize carefully the shares issued by the shell public company or facets of the reverse merger transaction in connection with any application we may make to list our shares in the future, which could result in difficulties or delays in achieving admission to any national securities market.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward−looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward−looking statements as a result of certain factors, including those set forth above under the heading “Risk Factors” beginning on page 4 and elsewhere in this prospectus.  Important factors that may cause actual results to differ from projections include:

•	our lack of operating history;
•	our dependence on additional financing to develop our business and to make payments under our license;
•	our ability to gain market acceptance of our biofuel;
•	our ability to establish production facilities for our biofuel and to generate revenues from sales of our biofuel;
•	our ability to enter into acceptable sublicensing agreements with respect to our technology and the ability of any sublicensee to successfully sell biofuel utilizing our licensed technology;
•	our ability to compete with petroleum fuels and alternative fuels; and
•	governmental regulation and oversight, including whether our fuel qualifies for tax credits and other government support.

All statements, other than statements of historical facts, included in these offering materials or otherwise provided by us regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward−looking statements. When used in this prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions are intended to identify forward−looking statements, although not all forward−looking statements contain such identifying words. All forward−looking statements speak only as of their respective dates. We do not undertake any obligation to update any forward−looking statements or other information contained in this prospectus. You should not place undue reliance on these forward−looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward−looking statements in this prospectus are reasonable, these plans, intentions or expectations may not be achieved.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the U.S. Securities and Exchange Commission, or the SEC, to register the shares of our common stock being offered by this prospectus.  In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.  The SEC maintains a website, http://www.sec.gov, that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including us.  Our SEC filings are also available to the public from commercial document retrieval services.  Information contained on our website should not be considered part of this prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

H2Diesel Holdings, Inc.
11111 Katy Freeway, Suite 910
Houston, Texas 77079
Attention:  Mr. David A. Gillespie
President & Chief Executive Officer
(713) 973-5720

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders who will receive all of the proceeds from the sale of the shares.  We will not receive any proceeds from the sale of shares of common stock in this offering except upon the exercise of outstanding warrants.  We could receive up to $3,539,250 from the cash exercise price upon exercise of warrants held by selling stockholders.  We expect to use the proceeds received from the exercise of the warrants, if any, for working capital and general corporate purposes.  We will bear all expenses of registration incurred in connection with this offering, but the selling stockholders will bear all commissions, selling and other expenses to underwriters, agents, brokers and dealers.  We estimate that our expenses in connection with the filing of the registration statement of which this prospectus is a part will be approximately $39,400.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

Our common stock is traded on the OTC Bulletin Board under the symbol “HTWO.OB.” The following table sets forth the high and low bid prices per share of our common stock for the periods indicated. The data commence after the reverse merger transaction in October 2006.

	High	Low
2006
Fourth Quarter	$10.00	$8.50

2007
First Quarter	$12.00	$4.10
Second Quarter	8.00	5.49
Third Quarter	7.00	4.27
Fourth Quarter (through October 5, 2007)	7.30	6.18

On October 5, 2007, the closing price of our common stock, as reported by the OTC Bulletin Board Market, was $7.00 per share.

The high and low prices in the table reflect inter−dealer prices, without retail mark−up, markdown or commission and may not represent actual transactions. The source of the high and low bid information is OTC Bulletin Board Market.

Stockholders

The approximate number of holders of record of our common stock as of October 5, 2007 was 205, inclusive of those brokerage firms and/or clearing houses holding shares of common stock for their clientele (with each such brokerage house and/or clearing house being considered as one holder). As of October 5, 2007, we had 17,266,150 shares of common stock outstanding.

Dividends

We have never declared or paid dividends on our common stock. We do not intend to declare dividends in the foreseeable future because we anticipate that we will reinvest any future earnings into the development and growth of our business. Any decision as to the future payment of dividends will depend on our results of operations and financial position and such other factors as our Board of Directors in its discretion deems relevant.

Purchases of Equity Securities

In connection with the merger, we reacquired 29,075,000 shares of company common stock from our former CEO, Mr. Hess, in return for the assets of our prior business and paid $300,000 (partially to retire a pre-existing debt to Mr. Hess).

Registration Rights

In connection with the reverse merger, we assumed H2Diesel’s obligations under their registration rights agreement with the purchasers of their common stock in an October 2006 private placement. Under that registration rights agreement, we are required to file a resale registration statement with the SEC covering the 2,915,000 shares of H2Diesel common stock issued in the private placement and converted into our common stock in the reverse merger. Because we did not file the registration statement when required, we incurred penalties and issued additional shares of common stock to the purchasers in the private placement, in an amount of 174,900 shares (or 6%) of the shares sold. We filed a registration statement with the SEC on July 6, 2007 to register these shares.

In connection with our May 2007 private placement, we entered into another registration rights agreement to register the resale of the shares of common stock issuable (i) upon conversion of the preferred stock, (ii) as dividends on the preferred stock and (iii) upon exercise of the warrants. In compliance with the registration rights agreement, we filed this resale registration statement with the SEC on July 6, 2007, which was on or before the 60th day following the closing of the private placement.

H2Diesel also had a separate registration rights agreement with Xethanol which we assumed in connection with the merger. This agreement requires us, upon the written request of Xethanol, but not prior to six months after the date of effectiveness of the first registration statement discussed above, to file a registration statement with the SEC sufficient to facilitate the spin off to Xethanol’s stockholders of the shares of common stock issued to Xethanol in the merger.

DESCRIPTION OF BUSINESS

Background

We are a development stage company that, through our wholly owned subsidiary H2Diesel, holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology to manufacture an alternative biofuel from vegetable oils and animal fats, referred to as H2Diesel biofuel, that we intend to market as a new class of biofuel or fuel additive for power generation, heavy equipment, marine use and as heating fuel.

Our business strategy consists of developing two revenue streams: (1) direct sales from manufacturing plants that we may purchase or build (either directly or through joint ventures) in order to process, market and sell our chemical additive and/or biofuel using our proprietary technology and (2) the collection of royalties through sublicensing our proprietary technology.

The operation and development of our business will require substantial additional capital during 2007 to fund, among other things, our operations, payments due under the exclusive license, the acquisition or development of manufacturing plants, research and development and the financing of future acquisitions and investments.

Our Proprietary Technology and Continuing Research and Development Efforts

We have licensed a proprietary technology that we are using to manufacture an alternative biofuel from vegetable oils and animal fats. We believe that our technology, as compared to current methods used in producing bio-diesel fuel, is a substantially less complex process and thus offers important advantages. Conventional bio-diesel is made utilizing a chemical reaction known as transesterification. In this process, vegetable oil reacts with an esterifying agent, usually an alcohol such as methanol or ethanol, to form two principal products: a methyl ester, which is the bio-diesel product, and glycerin. The reaction can be undertaken with or without a catalyst, typically with the input of additional energy and at high atmospheric pressure. Our technology instead combines water with proprietary additives to produce a mixture. The mixture is then combined with a vegetable oil or animal fat feedstock to produce our biofuel. Our biofuel production process requires lower input of additional energy and produces no glycerin by-product that requires disposal. Compared to conventional bio-diesel production methods, we believe that this proprietary technology is a substantially less complex and therefore less expensive process.

We did not invent our technology, but acquired the rights to our proprietary technology through an exclusive license agreement with the inventor of the technology, Ferdinando Petrucci, in March 2006. Under the license agreement, we have been granted a perpetual exclusive license to make, use and exploit certain chemical additives for use in making biofuel and to related know how. Our exclusive license extends to North America, Central America and the Caribbean, and we have a right of first offer for any other territories worldwide (other than Italy and Paraguay, which are reserved to the inventor). Under the license agreement, we are required to pay to Mr. Petrucci $1.5 million on October 31, 2007, $1.0 million on March 20, 2008 and an additional $1.0 million per year over the next six years. To the extent we default on any of these payments or breach any other material provisions of our license, the inventor may be able to terminate the license agreement, which is our principal asset. The license agreement also provides that the inventor may terminate the license agreement if H2Diesel suffers certain bankruptcy events.

We have established a research and development group, headed by our Chief Technology Officer, Andrea Festuccia, which is based in Rome, Italy and in Milford, Connecticut. We have conducted additional development of the product, as well as testing in laboratory conditions of the performance of biofuel made with our technology. Through June 30, 2007, we have spent $286,848 in such research and development.

In May 2007, we entered into a test burn agreement with an affiliate of Dynegy Inc. to evaluate our proprietary biofuel technology in power generation applications.  Under the agreement, Dynegy will conduct a test burn program using our biofuel at its Oakland Power Plant combustion turbine facility to evaluate its technical and environmental performance characteristics. The agreement requires us to pay 50% of all costs of environmental emissions testing conducted in connection with the test program, provided that our aggregate obligation with respect to such expenses shall not exceed $150,000.

In September 2007, we completed our first test burn at Dynegy’s Oakland Power Plant combustion turbine facility. The test was performed on one of the plant’s six Pratt and Whitney FT4 gas turbine engines. The testing was conducted by initially firing the engine on distillate fuel oil, and then switching over to H2Diesel’s 100% renewable biofuel. Once stable load was achieved a battery of performance and emissions tests were performed. Formal test data are being evaluated, but early results indicate that there were no fuel related shortfalls in engine output and nitrogen oxide emissions were significantly lower than when firing distillate fuel oil. We intend to conduct further tests to evaluate additional customized fuel formulations using H2Diesel’s proprietary blending technology and to focus on further optimizing emissions as well as combustion tuning to enhance reliable cold engine starts. If the testing continues to be successful, both parties have agreed to negotiate a mutually agreeable purchase agreement for our biofuel.

We are also having discussions with a number of utilities and independent power producers about additional testing of our biofuel for various applications and expect that successful tests may lead to negotiation of purchase contracts, which may be either on a short or longer term basis. In April 2007, we entered into a one year consulting services agreement with eBarton LLC, a renewable energy finance and transaction structuring company, to assist us in marketing our alternative biofuel to utilities and independent power producers in North America.

Manufacturing Plans

In March 2007, we entered into a letter of intent with Twin Rivers Technologies to potentially develop a production plant at Twin Rivers' facility located in Quincy, Massachusetts. The letter of intent contemplates a period during which we will negotiate exclusively with Twin Rivers regarding definitive agreements covering the siting, construction, operation and management of our proposed initial 25 million gallon per year production facility, the supply of vegetable oils and other commodity feedstocks and the off take of finished biofuel by Twin Rivers from the facility. Under current plans, we expect to begin operating this plant in 2008.

In early August we placed into service our first biofuel production plant, a 3 million gallon per year pilot facility, jointly developed with Twin Rivers and co-located at Twin Rivers’ facility in Cincinnati, Ohio. We are leasing the equipment used at the plant but own all rights to the fuel produced at the facility. The facility will be used initially to manufacture fuel for our application testing program and then later for early commercial sales until a full-scale production plant is completed.

We are continuing to explore additional ways of acquiring or constructing manufacturing facilities, including other joint ventures with third parties, including consumers of distillate fuel oil such as utilities and independent power producers, or direct ownership or leasing. The acquisition of manufacturing plants will require us to identify suitable facilities that can be cost-effectively modified for our needs, negotiate acceptable purchase or lease agreements and finance any such acquisitions and capital improvements. If we are taking approaches other than acquiring existing plants that already have government permits and other regulatory approvals (including environmental, zoning and construction permits), we may need to obtain such permits, which could cause delays and/or add significant costs.

Sublicensing

Our exclusive license allows us to sublicense our proprietary technology in North America, Central America and the Caribbean, and our business plan includes, as a second potential revenue stream, the collection of royalties through sublicensing our proprietary technology. To date, we do not have any revenues from sublicenses and have only entered into one sublicense, with Xethanol.

In April 2006, we entered into an initial sublicense agreement with Xethanol Corporation, a renewable fuels company engaged in the production and sale of ethanol and its by-products.  Under this agreement, we granted Xethanol a ten-year exclusive right, subject to certain retained rights of use, to make and sell our biofuel and other products using our proprietary chemical additives. The license is exclusive within the eastern United States and includes a non-exclusive right to sell certain other products anywhere in North America, Central America and the Caribbean.  We will be obligated to supply Xethanol with the proprietary additives for its production of products, including biofuel, at a purchase price equal to the lesser of our actual cost of the raw materials for the additives plus 10 percent or the lowest price charged to a third party that is not controlled by us.

The sublicense agreement requires Xethanol to pay us a quarterly royalty per gallon of product sold directly or indirectly by or through Xethanol equal to the lesser of a fixed amount and the lowest royalty per gallon that we charge any other sublicensed third party not controlled by us. Xethanol is obligated to pay this royalty with respect to a minimum of 20 million gallons of fuel during the first 12 months following the date that we inform Xethanol that we are ready to accept orders for the additives and provide the necessary engineering specifications for a process plant to produce products, including biofuel, using the technology. Thereafter, the required minimum volume increases by 10 million gallons in each subsequent 12 month period during the term. If Xethanol fails to pay the minimum mandatory royalties during the first three years, we may terminate the sublicense or convert it to a non-exclusive basis. After the first three years, a failure to pay the minimum royalties results in the automatic conversion of the sublicense to a non-exclusive basis. The sublicense will automatically renew at the end of the initial 10 year term for successive one year terms, and the rate will adjust in accordance with the GNP Implicit Price Deflator, as defined in the agreement.

Concurrently with the sublicense, we also entered into a Technology Access Agreement with Xethanol which provides Xethanol access to the formula and know how to manufacture the additives if we suffer certain bankruptcy events or are involved in a change of control in which the acquiring entity is a competitor of Xethanol.

We likely will need to prove the viability of our technology before we can obtain any additional sublicense agreements.

Competition

We compete with petroleum-based fuels and with other alternative fuels like ethanol and biodiesel in our potential markets. Currently, the cost of producing most alternative fuels forces manufacturers to operate at a significant competitive disadvantage compared to petroleum-based fuels. Producers of alternative fuels generally depend upon government support, including tax credits and various incentives and upon the willingness of customers to pay premium for cleaner burning, renewable non-petroleum fuels.

Within the alternative fuels market, the manufacture, marketing and sale of biofuels and other alternative fuels is highly competitive and highly fragmented. According to the National Bio-diesel Board (NBB), as of January 31, 2007, there were at least 105 companies that were engaged in developing, manufacturing and marketing bio-diesel fuel, with current production capacity estimated at 864 million gallons per year. The NBB further estimates that another 1.7 billion gallons of annual plant capacity are under development. Such competition could be intense and could drive up the costs of feedstock, plant construction, attracting and retaining qualified engineers, chemists and other key employees, as well as other operating expenses. Additionally, new companies are constantly entering the market. This growth and fragmentation could also have a negative impact on us or our sublicensees’ ability to obtain additional capital from investors. Larger companies which have been engaged in this business for substantially longer periods of time may have access to greater financial and other resources. These companies may have greater success in recruiting and retaining qualified employees and in fuel manufacturing and marketing, which may give them a competitive advantage.

Tax Credits and Other Government Support

Since our fuel and other alternative and renewable fuels generally cost more to produce per unit of energy than petroleum-based fuels or coal, we and other producers of alternative fuels will be dependent upon government support to make our fuels cost competitive. This support generally takes the form of tax credits, payments or other incentives or mandates.

We are not currently eligible for the $1 per gallon credit under the tax code for certain types of biodiesel including agri-biodiesel and renewable diesel. We believe that the cost of producing our biofuel will be significantly lower than the cost of producing biodiesel using conventional technologies. However, to the extent larger tax credits are available to producers of certain types of biodiesel but are not available to our biofuel, this cost advantage may be reduced or even eliminated.

50 cent per gallon “alternative fuel” tax credit. Our biofuel may meet the tax code definition of “alternative fuel” eligible under the tax code for a 50 cent per gallon credit when mixed with diesel, kerosene or other taxable fuel and sold at the retail level. There is currently uncertainty as to whether IRS will allow vegetable-based biofuel mixtures to qualify for this alternative fuel mixture credit. It is our understanding that other producers of vegetable-based biofuels are receiving this credit. We believe that if other vegetable-based biofuels qualify for this credit, then our biofuel should also qualify, but because we have not yet made commercial sales of our biofuel there has been no occasion for an IRS determination whether our biofuel is eligible for this credit. Legislation has also recently passed the U.S. House of Representatives, and the U.S. Senate Committee on Finance, which would clarify the definition of alternative fuel in a way which we believe would confirm eligibility of our biofuel for the alternative fuel mixture credit, although we cannot be sure that this clarifying legislation will be enacted into law. The current tax credits for alternative fuel mixtures will expire on September 30, 2009, unless extended by Congress In order to position ourselves for tax credit qualification, we have obtained the necessary registration with the IRS. Entry, sale or removal of our biofuel could be subject to federal excise taxes, but under current IRS regulations, we may not be subject to this excise tax unless and until our biofuel is sold for certain transportation uses.

$1 per gallon tax credit for “agri-biodiesel” and “renewable diesel.” We are not currently eligible for the $1 per gallon federal tax credit currently afforded “agri-biodiesel and “renewable diesel.” We recently commenced an effort seeking change to the tax code definitions to include our biofuel.  A bill passed recently by the U.S. House of Representatives would amend tax code definitions in a way that we believe would help us achieve this goal. Despite this progress, however, we anticipate that this effort will likely be subject to numerous obstacles. The current tax code credits for certain types of biodiesel, including agri-biodiesel and renewable diesel, will expire on December 31, 2008, unless the US Congress extends these credits. Congressional action extending the credits may provide an opportunity to amend the tax code definitions.

Intellectual Property

We rely on our contractual exclusivity in North America, Central America and the Caribbean under our license and on a combination of know-how and trade secret rights and potential patent rights to establish and protect our rights in our technology. In April 2006, we filed a U.S. provisional patent application on behalf of the inventor and directed to the technology covered by our license. In April 2007, we filed a U.S. nonprovisional patent application and foreign patent applications for the technology. Until patent protection is granted, we must rely on trade secret protection, which requires reasonable steps to preserve secrecy. Therefore, we require that our personnel, contractors and sublicensees not disclose the trade secrets and confidential information pertaining to the technology. In addition, trade secret protection does not provide any barrier to a third party “reverse engineering” fuel made with the technology, to the extent that the technology is readily ascertainable by proper means. Neither the patent, if it issues, or trade secret protection will preclude third parties from asserting that the technology, or the products we or our sub-licensees commercialize using the technology, infringes upon their proprietary rights.

Government Regulations

Our business is subject to environmental risks and hazards and we are subject to environmental regulation implemented and/or imposed by a variety of international conventions as well as federal, state, provincial, and municipal laws and regulations. Environmental laws restrict and prohibit spills, discharges and emissions of various substances produced in association with biofuel manufacturing operations. Environmental laws also require that manufacturing plants are operated, maintained and decommissioned in such a way that satisfies applicable regulatory authorities. Environmental permitting of biofuel manufacturing facilities varies with the characteristics of individual plants. Our biofuel is manufactured using a process that is believed to yield little, if any wastes, emissions or discharges.

Compliance with environmental laws can require significant expenditures and a violation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines and liability, as well as potentially increased capital expenditures and operating costs. Compliance with environmental laws may cause us to limit our production, significantly increase the costs of our operations and activities, or otherwise adversely affect our financial condition, results of operations, and/or prospects.

We intend to market our biofuel as a new class of biofuel or fuel additive for power generation, heavy equipment, marine use and as heating fuel. In order to be legally marketable as a fuel for on-road motor applications, our biofuel must be registered with the Environmental Protection Agency and comply with EPA’s rigorous health effects regulations. Under these regulations, a company registering a fuel must either complete a literature review and possibly health effects testing, or submit an application with a group of other companies manufacturing similar fuels. We have not yet sought EPA approval as described above for our fuel to be used on on-road motor vehicle applications.

There are no readily apparent EPA regulatory fuel certification requirements applicable to using our biofuel in a stationary source, such as utility power generation applications or home heating fuel, or in certain marine applications. There may, however, be requirements applicable to emissions from individual furnaces, boilers, etc. As a practical matter, market acceptance of our biofuel may be limited until we can demonstrate that (i) our biofuel is comparable to conventional fuels from an energy content and emissions perspective, as well as handling and storage perspectives, and (ii) that our biofuel is compatible with existing heating systems or power generation systems and other combustion systems. To date, we have not demonstrated any of the foregoing in such commercially available systems. In addition, certain initial testing indicated that our biofuel may require further development so that its viscosity is more stable under certain temperature conditions.

We are evaluating the regulatory requirements for using our fuel in motor vehicle applications in our territory outside the United States.

Corporate History

Our predecessor company H2Diesel commenced business in February 2006 when Lee S. Rosen, now our Chairman, formed H2Diesel to acquire the exclusive license rights to make, use and commercialize the proprietary technology used in manufacturing biofuel.

On October 20, 2006, Wireless Holdings, Inc., now H2Diesel Holdings, Inc., acquired H2Diesel in a “reverse merger” transaction, referred to as the merger. As a result of the merger, the former H2Diesel stockholders acquired 93.6% of the outstanding shares of our common stock, and we ceased being a “shell company” as defined in Rule 12b−2 under the Securities and Exchange Act of 1934. As a result of the merger, H2Diesel became our wholly owned subsidiary. Since we currently intend to carry on H2Diesel’s business as our sole line of business, following the merger we changed the name of our company to “H2Diesel Holdings, Inc.”, and our trading symbol on the OTC Bulletin Board was changed to “HTWO.OB”.

In connection with the merger, we repurchased and retired 29,075,000 shares of our common stock from Joseph Hess, the former chief executive officer of the Company. As part of the consideration to repurchase Mr. Hess’ shares, we sold to Mr. Hess all of the capital stock of our former subsidiary, Action Wireless, through which we conducted the historical wireless products reseller business which preceded our current business, and we paid $300,000 to Mr. Hess, which payment also repaid in full $215,945 in debt owed by the Company to Mr. Hess.  Giving effect to the cancellation of Mr. Hess’ shares, there were 1,101,250 shares of Company common stock outstanding before giving effect to the stock issued in the reverse merger.

Shortly before the closing of the merger, in October 2006, H2Diesel completed a private offering to accredited investors of 2,915,000 shares of its common stock, and received gross proceeds of $2,915,000, which includes the conversion of a demand note in the principal amount of $765,000 into 765,000 shares of its common stock at price of $1.00 per share. We subsequently issued an additional 174,900 shares of common stock to the investors in this offering because we did not file a registration statement for the shares prior to a filing deadline in the registration rights agreement.

In connection with the merger, we assumed all of H2Diesel’s obligations under its outstanding stock options and warrants. At the time of the merger, H2Diesel had outstanding stock options and warrants to purchase 5,571,500 shares of H2Diesel’s common stock, which outstanding stock options and warrants are now options and warrants to purchase an equal number of shares of our common stock as a result of the merger.

After the closing of the merger, we had outstanding 17,091,250 shares of common stock and warrants and options to purchase 5,571,500 shares of common stock.

The merger is being accounted for as a “reverse merger” (similar to a recapitalization of H2Diesel), because immediately following the merger the stockholders of H2Diesel owned a majority of the outstanding shares of our common stock. H2Diesel is deemed to be the acquiror in the merger and, consequently, the assets and liabilities and the historical operations that are reflected in the financial statements are those of H2Diesel and recorded at the historical cost basis of H2Diesel. Except as described in this prospectus, no arrangements or understandings exist among present or former controlling stockholders with respect to the election of members of our board of directors and, to our knowledge, no other arrangements exist that might result in a change of control of our company. Further, as a result of the issuance of the 15,990,000 shares of our common stock, a change in control of our company occurred on the date of the consummation of the merger.

Employees

We have six employees, all of whom are full time executives. We expect to increase the number of employees as we implement our business objectives and expand our management team. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Property

We own no real property and currently lease our office space. Our principal executive offices are located at 11111 Katy Freeway, Suite 910, Houston, Texas 77079. We maintain an additional office located at 20283 State Road 7, Suite 47, Boca Raton, Florida 33498. We own no material tangible assets and are leasing the equipment for our pilot manufacturing facility.

Legal Proceedings

As of the date of this prospectus, we are not party to any lawsuits or legal proceedings.

PLAN OF OPERATION

Background

We are a development stage company which to date has not generated any revenues. The operation and development of our business will require substantial additional capital during 2007 to fund, among other things, our operations, payments due under the exclusive license, the acquisition or development of manufacturing plants, research and development, and the financing of future acquisitions and investments.

Our business strategy consists of developing two revenue streams: (1) direct sales from manufacturing plants that we may purchase or build (either directly or through joint ventures) in order to process, market and sell our chemical additive and/or H2Diesel biofuel using our proprietary technology and (2) the collection of royalties through sublicensing our proprietary technology.

Operational Plan

Depending upon the availability of cash and other resources, our operational plan for the next several months includes:

•	completing additional test burns with Dynegy;
•
conducting additional testing with utilities, independent power producers or others, including product application testing, to gain market acceptance of our biofuel among customers and equipment manufacturers;

•
continuing operations at our pilot biofuel production facility and constructing another facility under our arrangements with Twin Rivers or with others to supply our product initially for testing and eventually for the broader biofuel market;

•	developing a marketing plan for the heating fuel and marine markets and a technology plan that complements the marketing plan;
•	book firm purchase orders for our biofuel;
•	entering into feedstock supply and transportation logistics agreements to supply our production facilities;
•	continuing our research and development efforts;
•	continuing our efforts to sublicense our technology;
•
developing additional strategic relationships to attract potential customers and sublicensees and to obtain the capital commitments necessary to engineer, construct and operate biofuel plants in our exclusive territory;

•
continuing to pursue favorable tax incentives for our biofuel, particularly efforts to include our biofuel in the $1 per gallon credit afforded biodiesel and to have the benefit of such a change extend beyond the current expiration date of December 31, 2008; and

•	recruiting additional key employees to expand the capabilities of our existing management team.

Financing Plan

As of June 30, 2007 we have incurred a net loss of $7,570,088 and negative cash flows from operating activities of $2,516,510 since inception. As of June 30 2007, we had approximately $3,779,000 of available cash, and had approximately $377,000 of accounts payable. We believe that we will need approximately $10 million to $20 million to implement our short−term plan for growth for the remainder of 2007 and the first part of 2008.

We have several existing commitments for the expenditure of significant funds. Under the license agreement with the inventor of our proprietary technology, we are required to pay $1.5 million on October 31, 2007, $1.0 million on March 20, 2008 and an additional $1.0 million over the next six years, for future aggregate payments totaling $8.5 million. We have to pay various costs under our arrangements with Twin Rivers and will need to fund costs associated with the manufacture of biofuel at our pilot and any future production facilities. We also will incur costs to test our technology, continue research and development, pay our employees and sustain operations. In addition, under the sublicense with Xethanol, we have committed to provide Xethanol with additives.

We are unlikely to be able to continue our operations unless we can obtain additional financing. Future capital requirements could vary significantly and will depend on certain factors, many of which are not within our control. These factors include, among others, the extent of development and testing of the technology needed before commercial operation, the nature and timing of licensing and sublicensing activities, costs of plant construction, sales expenses, hiring qualified management and employees, responding to competitive pressures and complying with regulatory requirements. If we are successful, the expansion of our business will require us to commit capital that substantially exceeds our current financial resources. Any needed financing may not be available on favorable terms, if at all.

We have financed our operations to date primarily through the sale of our common and preferred stock and warrants in privately negotiated transactions with accredited investors. Our most recent financing occurred in May and June 2007. We raised approximately $4,255,000 in net proceeds from the sale of shares of 8% Series A cumulative convertible preferred stock, initially convertible at a conversion price of $4.00 per share and warrants with an initial exercise price of $6.00 per share.

Critical Accounting Policies

Our financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expense. Management evaluates the accounting policies and estimates it uses to prepare the financial statements. We base our estimates on assumptions believed to be reasonable under current facts and circumstances. The Company’s most significant estimate is the value of its Master License Agreement. Other significant estimates include the valuation of shares, stock options and warrants issued. Actual amounts and results could differ from these estimates made by management.

Off−Balance Sheet Arrangements

We do not have any off−balance sheet arrangement or commitment that will have a current effect on our financial condition, lead to changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

MANAGEMENT

Background of Directors and Executive Officers

 Our executive officers, directors and key employees, and their positions and ages as of October 5, 2007, are as follows:

Name	Age	Position	Dates of Service
Lee S. Rosen	53	Chairman of the Board	October 2006 - current
David A. Gillespie	46	President, Chief Executive Officer and Director	October 2006 - current
Phillip E. Pearce	78	Director	November 2006 - current
John E. Mack	60	Director	February 2007 - current
James Robert Sheppard, Jr.	60	Director	August 2007 - current
Steven F. Gilliland	56	Director	August 2007 - current
Michael Burstein	43	Chief Financial Officer	September 2007 - current
Andrea Festuccia	34	Chief Technology Officer	October 2006 - current
Connie Lausten, P.E.	40	Vice President of Legislative and Regulatory Affairs	May 2007 - current
David H. Goebel, Jr.	48	Vice President of Global Sourcing and Supply Chain	September 2007- present

Each of our directors serves for a term of one year or until his successor is duly elected and qualified. Our officers serve at the pleasure of our Board of Directors. None of our directors or executive officers is related.

The following is a description of the business experience of each of our directors, executive officers and key employees:

Lee S. Rosen, Chairman of the Board

Mr. Rosen is the founder of H2Diesel and became its sole director and officer in March 2006. For the last five years, he has been a private investor and business financial consultant. Mr. Rosen has been involved in the financial and securities brokerage industry since 1980 and has worked as a broker dealer with a number of firms.

David A. Gillespie, President, Chief Executive Officer and Director

Mr. Gillespie became President, Chief Executive Officer and Director of H2Diesel in October 2006 and has served in such capacities since. From 2001 to 2006, Mr. Gillespie served as a Vice President—Business Development and Asset Management of Duke Energy Corporation, a Fortune 500 energy company with business units that included regulated gas pipeline and electric utilities, natural gas liquids processing, and domestic and international merchant energy. In this position Mr. Gillespie developed and led all aspects of Duke Energy North America’s 8000 megawatt $3 billion generation business in the western United States and in Canada. Mr. Gillespie received his MBA from the Rensselaer Polytechnic Institute, Hartford, Connecticut, and his BSME from the Worcester Polytechnic Institute, Worcester, Massachusetts.

Phil E. Pearce, Director

Mr. Pearce became a Director of H2Diesel in November 2006. Mr. Pearce has been a Principal with Phil E. Pearce & Associates, an independent business consulting firm since 1990. He previously served as Senior Vice President and a Director of E.F. Hutton, Chairman of the Board of Governors of the National Association of Securities Dealers and was closely involved in the formation of NASDAQ. Mr. Pearce has served as a Governor of the New York Stock Exchange and a member of The Advisory Council to the United States Securities and Exchange Commission on the Institutional Study of the Stock Markets.

John E. Mack, Director

Mr. Mack became a Director of H2Diesel in February 2007. Mr. Mack has over 30 years of international banking, financial business management and mergers and acquisitions experience, and has worked closely with investment bankers and external advisors with regard to the sale of international import-finance products to domestic customers. He currently serves as a Director of HBOS plc, an international banking group based in the United Kingdom and parent company to the Bank of Scotland, Incapital Holdings, LLC, and Strategic Solutions, Inc. From November 2002 through September 2005, Mr. Mack served as Senior Managing Executive Officer and Chief Financial Officer of Shinsei Bank, Limited of Tokyo, Japan. Prior to joining Shinsei Bank and for more than twenty-five years Mr. Mack served in senior management positions at Bank of America and its predecessor companies, including twelve years as Corporate Treasurer. Mr. Mack holds an MBA from the University of Virginia Darden Graduate Business School and received his AB degree in Economics from Davidson College in North Carolina.

James Robert Sheppard, Jr. , Director

Mr. Sheppard became a Director of H2Diesel in August 2007. Mr. Sheppard has been the Managing Director of the J.R. Sheppard & Company LLC since 2002. Mr. Sheppard’s current assignment, initiated by the Infrastructure Experts Group, an organization formed under the auspices of the United Nations (UN), is to arrange capital markets financing for up to two developing-country infrastructure projects as part of a Demonstration Project financed by the Swiss Agency for Cooperation and Development. In his capacity as Managing Director of J.R. Sheppard & Company LLC, Mr. Sheppard has also worked as a consultant for The World Bank on projects ranging from advising on structures to mitigate foreign exchange risk for electric power and water projects in developing countries and concerning application of partial risk guarantees in the transport sector and local capital markets financing for infrastructure. Mr. Sheppard holds a JD and an MBA from the University of North Carolina at Chapel Hill. He is a member of the North Carolina Bar and was a member of the Task Force on US Participation in Multilateral Development Banks, as well as the Financing Project Advisory Committee for the North Carolina Alternative Energy Corporation.

Steven F. Gilliland, Director

Mr. Gilliland became a Director of H2Diesel in August 2007. Mr. Gilliland has served as the Executive Vice President of Operations for Synenco Energy Inc., a Canadian oil sands energy company, since 2004. Additionally, Mr. Gilliland is the founder, President and Chief Executive Officer of Federal Power Company, LLC, which is focused upon strategic power generation opportunities including greenfield and brownfield development, divestitures, and energy industry consulting. Mr. Gilliland was employed at Duke Energy Corporation, since 1996 in varying capacities, most recently as Senior Vice President-Asset Management for Duke Energy North America (DENA). Mr. Gilliland holds an MBA from the Harvard Business School, a Masters Degree in Architecture and Urban Planning from Princeton University and a Bachelors Degree in Architecture from the University of Virginia.

Michael Burstein, Chief Financial Officer

Mr. Burstein became Chief Financial Officer of H2Diesel in September 2007. Prior to his appointment at H2Diesel, Mr. Burstein served as the chief financial officer for various companies, including Xpressdocs Holdings, Inc. (February 2007 to September 2007); STM Power (April 2006 to February 2007); and S2 Systems and its successor EXSS, Inc. (2004 to 2006). At S2 Systems, a leading supplier of enterprise payment transaction solutions for the financial services sector, Mr. Burstein was responsible for managing all of the Company’s financial, legal, consulting services, and human resource activities on a global basis. Additionally, Mr. Burstein held the position of Chief Financial Officer for Navini Networks (2002-2004), a leading provider of Mobile WIMAX™ solutions, where he oversaw all of the company’s financial operations on a worldwide level. Mr. Burstein holds a Master of Business Administration and Bachelor of Science in Electrical Engineering from Southern Methodist University.

Andrea Festuccia, Chief Technology Officer

Mr. Festuccia is the Director of the “Environment and Territory Business Unit” of IGEAM S.r.l. where he has worked since June 1999. Prior to his current position with IGEAM S.r.l., Mr. Festuccia was the Director of Special Research Projects at IGEAM S.r.l. Mr. Festuccia is currently an external consultant with the University “La Sapienza” of Rome, a position that he has held since 2001. He also worked as an external expert for the Minister of Foreign Affairs of Italy-Farnesina from 2002-2004 and as a general manager of Ecosystems S.r.l. from 2002-2003. He received a degree in chemical engineering from the University of Rome-”La Sapienza” in October 1996.

Connie Lausten, P.E., Vice President, Regulatory and Legislative Affairs

Ms. Lausten joined the H2Diesel management team as Vice President of Legislative and Regulatory Affairs in May 2007.  From 2003 to 2007, Ms. Lausten served as Manager of Federal Affairs for National Grid USA, one of the world's largest utilities.  Ms. Lausten also has served at the Federal Energy Regulatory Commission and in the United States House of Representatives on the Government Reform Committee, Subcommittee for Energy Policy, Natural Resources and Regulatory Affairs. Ms. Lausten is a Licensed Professional Engineer and received a Master of Science and a Bachelor of Science degree in Mechanical Engineering from the University of Minnesota.

David H. Goebel, Jr., Vice President, Global Sourcing and Supply Chain

Mr. Goebel was appointed Vice President of Global Sourcing and Supply Chain for H2Diesel in September 2007. Mr. Goebel previously worked at MeadWestvaco, a packaging solutions and products company, as the acting Vice President, Supply Chain/Director of Customer Service. He was responsible for redesigning the corporate order-to-cash processes, strategizing organizational and process changes in capacity planning, demand forecasting, inventory management/ operations, logistics/distribution, and customer service. Additionally, for nearly 20 years, Mr. Goebel worked at ExxonMobil and its predecessor, Mobil Corporation, in many different leadership capacities including manufacturing, engineering, supply chain, operations, marketing, and sales. Mr. Goebel holds a Bachelor of Science in Microbiology from University of Minnesota along with graduate studies at both the University of Texas at Dallas and Northeastern University in Boston.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, directors and executive officers of the Company and persons who beneficially own more than 10% of the Company’s common stock, are required to make certain filings on a timely basis with the Securities and Exchange Commission. Reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by them.

The Company is not aware of any Section 16(a) filings required by any directors and executive officers, and holders of more than 10% of the Company’s common stock during the fiscal year ended December 31, 2006 that have not been timely made.

Corporate Governance

Audit Committee

On March 19, 2007, the Board of Directors established and approved an Audit Committee of the Board of Directors. The Audit Committee currently consists of four members, Messrs. Mack, Pearce, Gilliland and Sheppard, all of whom are “independent directors” (as defined under Nasdaq Rule 4200(a)(15)). The Board has determined that Mr. Mack is the “audit committee financial expert” serving on the audit committee.

Compensation Committee

On March 19, 2007, the Board of Directors established and approved a Compensation Committee of the Board of Directors. The Compensation Committee currently consists of three members, Messrs. Mack, Pearce and Gilliland, all of whom are independent directors.

Nominating Committee

On March 19, 2007, the Board of Directors established and approved a Nominating Committee of the Board of Directors. The Nominating Committee currently consists of four members, Messrs. Mack, Pearce, Rosen and Sheppard.

Director Independence

With Messrs. Pearce, Mack, Sheppard and Gilliland as our “independent directors” as defined under Nasdaq Rule 4200(a)(15), a majority of our board of directors now consists of independent directors. Among our board committees, all of the members of our Audit Committee and Compensation Committee are independent, and all but one member of our Nominating Committee is independent.

Executive Compensation

Summary Compensation Table

H2Diesel was formed on February 28, 2006 and its business and activities began in March 2006 when H2Diesel entered in the License Agreement with the Inventor. Accordingly, no compensation was paid to its executive officers during fiscal year ending December 31, 2005. The compensation of our named executive officers in 2006 is described below.

The following table presents information concerning compensation for each of our named executive officers for services in all capacities during the years indicated.

Name and Principal Position (1)	Year	Salary ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)

David A. Gillespie, President &	2006	51,077	172,395	0	223,472
Chief Executive Officer	2005	0	0	0	0

Lee S. Rosen, Chairman of the	2006	30,000	785,863	105,000(3)	920,863
Board	2005	0	0	0	0

Andrea Festuccia, Chief	2006	112,500	97,871(4)	0	210,371
Technology Officer	2005	0	0	0	0

Joseph Hess, Former Chief	2006	0	0	0	0
Executive Officer (5)	2005	0	0	0	0

(1)	Each of our named executive officers has served in the respective capacities listed above since October 20, 2006, the effective date of the Merger other than Mr. Hess who resigned as of such date.

(2)	Represents the dollar amount recognized for financial statement purposes with respect to fiscal year 2006 in accordance with FAS 123R.

(3)	Represents consulting fees we paid to Mr. Rosen for services rendered to the Company prior to the Merger.

(4)	In connection with the Private Placement, the exercise price for all of Mr. Festuccia’s 500,000 options was reduced from $3.75 per share to $1.50 per share.

(5)
In connection with the Merger, we paid an aggregate of $300,000 to Mr. Hess in consideration of the payment in full of all indebtedness owed by the Company to Mr. Hess in the amount of $215,945 and the sale to us of 29,075,000 shares of Company Common Stock, which shares were then cancelled at the closing of the Merger. Immediately following the closing of the Merger and pursuant to the Acquisition Agreement and as part of the consideration for the repurchase of Mr. Hess’ shares, we sold to Mr. Hess all of the capital stock of Action Wireless.

Outstanding Equity Awards at Fiscal Year-End Table

Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David A. Gillespie, President & Chief Executive Officer(1)	200,000	1,800,000	$1.50	October 18, 2016

Lee S. Rosen, Chairman of the Board	1,500,000	0	$1.50	September 15, 2016

Andrea Festuccia, Chief Technology Officer(2)	100,000	400,000	$1.50	September 19, 2016

Joseph Hess, Former Chief Executive Officer	0	0	N/A	N/A

(1)
Of the 1,800,000 options to purchase common stock, 600,000 are time based options and 1,200,000 are performance based options. The 600,000 time based options vest as follows: 200,000 on October 18, 2007; 200,000 on October 18, 2008; and 200,000 on October 18, 2009. The 1,200,000 performance based options vest contingent upon the achievement of certain financial targets determined at the end of each fiscal year as follows: 400,000 in December 31, 2007; 400,000 in December 31, 2008; 400,000 in December 31, 2009.

(2)	The 400,000 options to purchase common stock vest as follows: 200,000 on April 1, 2007 and 200,000 on April 1, 2008.

Employment Agreements

On October 18, 2006 we entered into a three-year employment agreement with David A. Gillespie, a former Vice President—Business Development and Asset Management of Duke Energy Corporation in Houston, Texas. Under the terms of the employment agreement, from the Effective Date Mr. Gillespie replaced Lee S. Rosen as H2Diesel’s President and Chief Executive Officer and receives an initial salary of $20,000 per month and received a grant of 800,000 stock options at an exercise price of $1.50 per share, of which 200,000 vested immediately and the balance vest in three annual installments. Mr. Gillespie will also receive an additional 1,200,000 “performance vesting” options at an exercise price of $1.50 per share, which vest in three equal annual installments beginning on December 31, 2007, subject to certain performance targets being achieved during the preceding annual period. The employment agreement provides for a relocation expense reimbursement of up to $50,000 and provides for participation in our executive bonus plan, with a maximum eligible bonus during 2007 targeted at 50% of Mr. Gillespie’s annual salary. The agreement includes other customary terms, including participation in any incentive and benefit plans made available to executive officers. The employment agreement will automatically renew for successive one year periods unless we elect to terminate the agreement upon not less than 270 days notice prior to the expiration of the then current term.

On September 1, 2007, the Company entered into an employment agreement with Michael Burstein as Chief Financial Officer. Under the terms of the employment agreement, from the Effective Date Mr. Burstein receives an initial salary of $18,750 per month and a grant of 300,000 stock options at an exercise price of $6.00 per share, of which 75,000 vested immediately, and the balance vest in three equal annual installments. Mr. Burstein will also receive an additional 400,000 “performance-vesting” options at an exercise price of $6.00 per share, which vest with respect to 75,000 options on December 31, 2007 and the remainder in three equal annual installments beginning on December 31, 2008, subject to certain performance targets being achieve during the preceding annual period. The employment agreement provides for a relocation expense reimbursement of up to $50,000 and provides for participation in our executive bonus plan, with a maximum eligible bonus of 50% of Mr. Burstein’s base salary. The agreement includes other customary terms, including participation in any incentive and benefit plans made available to executive officers. The employment agreement will automatically renew for successive one year periods unless we elect to terminate the agreement upon not less that 270 days notice prior to the expiration of the current term.

On May 5, 2006, H2Diesel entered into an employment agreement with Mr. Rosen, whereby Mr. Rosen was employed as the chairman of our board of directors for a term of three years, which is automatically extended for additional one-year terms unless notice of termination is given at least ninety days prior to the end of the term by either Mr. Rosen or the Company.

On September 19, 2006, H2Diesel entered into an amended and restated employment agreement with Mr. Festuccia, whereby Mr. Festuccia was employed as the Chief Technology Officer for a term expiring on April 1, 2009, which is automatically extended for additional one-year terms unless notice of termination is given at least ninety days prior to the end of the term by either Mr. Festuccia or the Company.

The employment agreements of Messrs. Rosen and Festuccia provide that they will initially receive a fixed base salary at an annual rate of $180,000 and $150,000, respectively and customary employee benefits. Each employment agreement provides that if the board of directors establishes an incentive compensation plan or a bonus plan, Messrs. Rosen and Festuccia will be eligible to participate in such incentive compensation plan and bonus plan. In addition, Mr. Festuccia’s agreement also provides for a grant of 500,000 stock options at a price of $1.50 per share, of which 100,000 vest immediately and the balance vest, in two annual installments.

Each employment agreement requires the executive to adhere to our policy that (a) prohibits an executive from disclosing confidential information regarding the Company, and (b) confirms that all intellectual property developed by an executive and relating to the Company’s business constitutes the sole and exclusive property of the Company.

The employment agreements for Messrs. Gillespie and Burstein provide that such executive’s employment may be terminated by the Company upon death, disability, for “cause,” and “without cause” and that such executive can resign from the Company with or without good reason or retire. Upon the death of such executive, such executive’s employment will automatically terminate and (i) any vested options may be exercised on or before the expiration date of such options (payments made under this subsection (i) are referred to as “Equity Compensation”); and (ii) the executive’s legal representatives shall receive (A) such executive’s compensation that is earned but unpaid and (B) any other amounts or benefits owing to such executive under an employee benefit plan, long term incentive plan or equity plan (payments made under this subsection (ii) are collectively referred to as, the “Accrued Amounts”). If Mr. Gillespie’s or Mr. Burstein’s employment is terminated without cause or by Messrs Gillespie and Burstein for good reason, then each shall receive (i) his base salary and bonus, if any (with the achievement of bonus targets presumed), for the time period that is remaining under his employment agreement or 12 months, whichever amount is less; (ii) such executive’s Equity Compensation, including all unvested time vesting options and the next unvested tranche of performance vesting options; and (iii) such executive’s Accrued Amounts. If Mr. Gillespie’s or Mr. Burstein’s employment is terminated because he is disabled, then he shall receive (i) his base salary, for the time period that is remaining under his employment agreement or six months, whichever amount is less; (ii) such executive’s Equity Compensation, including the next unvested tranche of performance vesting options; and (iii) such executive’s Accrued Amounts. If Mr. Gillespie or Mr. Burstein is terminated by the Company for “cause,” then each shall receive the Accrued Amounts and may exercise his vested options for a period of thirty days. If Messrs Gillespie and Burstein resign without good reason or retires then each shall receive the Accrued Amounts.

The employment agreements for Messrs Gillespie and Burstein also provide that in the event that a “Change of Control” (as defined in the agreement) of the Company shall occur during the term of his employment agreement, and within 12 months thereafter his employment is terminated without cause or by him for good reason, then (1) his severance compensation will be as set forth above for termination without cause or by him for good reason, as the case may be, and (2) all his unvested time vesting options and performance vesting options will vest and remain exercisable for the balance of the option term.

The employment agreements for Messrs. Rosen and Festuccia provide that such executive’s employment may be terminated by the Company upon death, disability, for “cause,” and “without cause” and that such executive can resign from the Company with or without good reason or retire. Upon the death of such executive, such executive’s employment will automatically terminate and (i) any unvested equity compensation granted to such executive shall immediately vest and any vested options may be exercised on or before the earlier of (A) the expiration date of such options and (B) twelve months after such executive’s death (payments made under this subsection (i) are referred to as “Equity Compensation”); and (ii) the executive’s legal representatives shall receive (A) such executive’s compensation that is earned but unpaid and (B) any other amounts or benefits owing to such executive under an employee benefit plan, long term incentive plan or equity plan (payments made under this subsection (ii) are collectively referred to as, the “Accrued Amounts”). If Mr. Rosen or Mr. Festuccia’s employment is terminated without cause, because such executive is disabled or if such executive resigns for good reason, then such executive shall receive (i) such executive’s base salary for the time period that is remaining under such executive’s employment agreement or six months, whichever amount is less; (ii) such executive’s Equity Compensation; and (iii) such executive’s Accrued Amounts. If either Mr. Rosen or Mr. Festuccia is terminated by the Company for “cause,” resigns without good reason or retires, then such executive shall receive the Accrued Amounts.

Compensation of Directors During Fiscal Year 2006

Name and Principal Position	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Phillip E. Pearce	1,500	373,214 (2)	374,714

John Mack(3)	0	0	0

(1) Represents the dollar amount recognized for financial statement purposes with respect to fiscal year 2006 in accordance with FAS 123R.

(2) Includes options immediately exercisable for 50,000 shares of our common stock at $7.50 per share. Mr. Pearce also holds options to purchase another 50,000 shares, which vest on November 13, 2007, provided Mr. Pearce still serves as a director at such time.

(3) Does not reflect options granted to Mr. Mack during 2007. Mr. Mack holds options immediately exercisable for 50,000 shares of our common stock at $10.50 per share. Mr. Mack also holds options to purchase another 50,000 shares, which vest on February 14, 2008, provided Mr. Mack still serves as a director at such time.

Equity Compensation Plan Information at December 31, 2006

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	N/A	N/A	N/A
Equity compensation plans not approved by security holders	5,671,500(1)	$1.77	N/A
Total	5,671,500 (1)	$1.77	N/A

(1)
Consists of, as of December 31, 2006: (i) an aggregate of 1,850,000 presently exercisable options issued to our named executive officers and directors under individual written employment and/or option agreements, (ii) an aggregate of 1,571,500 warrants issued to consultants and/or advisors of the company, and (iii) 2,250,000 presently unexercisable options issued to our named executive officers and directors under individual written employment and/or option agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our capital stock as of October 5, 2007 by:

•   Each of our directors;

•   Each of our named executive officers;

•   All of our directors and executive officers as a group; and

•   Each person known by us to beneficially own more than 5% of our outstanding common stock.

As of October 5, 2007, 17,266,150 shares of our common stock were outstanding, no shares were held in treasury.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, (i) shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of October 5, 2007 are considered to be beneficially owned by such person and (ii) shares of common stock which can be acquired upon the exercise of all outstanding warrants within 60 days of October 5, 2007 are considered to be beneficially owned by such person.

Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, we believe that all persons named in this table have sole voting power and investment power over all the shares beneficially owned by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Common Stock	Lee Rosen 2006 Irrevocable Trust I 17698 Foxborough Lane Boca Raton, Florida 33496	2,090,000(3)	12.10%
Common Stock	Xethanol Corporation 1185 Avenue of the Americas, 20th Floor New York, New York 10036	5,850,000	33.88%
Common Stock	The River Trust 1877 S. Federal Highway, Suite 101 Boca Raton, Florida 33432	990,000	5.73%
Common Stock	Ferdinando Petrucci Via Stazione, 133A, Arce Frosimone, Italy	893,750	5.18%
Common Stock	David A. Gillespie*	409,375 (4)	**
Common Stock	Lee. S. Rosen* 17698 Foxborough Lane Boca Raton, Florida 33496	3,608,750(5)	19.21%
Common Stock	Andrea Festuccia*	657,500(6)	**
Common Stock	Phil E. Pearce*	100,000(7)	**
Common Stock	John Mack*	59,375(8)	**
Common Stock	Connie Lausten	25,000(9)	**
Common Stock	James Robert Sheppard, Jr.*	50,000 (10)	**
Common Stock	Steven F. Gilliland*	50,000 (11)	**
Common Stock	Michael Burstein*	75,000 (12)	**
Common Stock	David H. Goebel, Jr.	25,000 (13)	**
Common Stock	Directors and executive officers as a group (8 people)	5,010,000 (4)(5)(6)(7)(8)(10)(11)(12)	25.65%

(1)
Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after October 5, 2007, by the exercise of any warrant, stock option or other right. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)
Based upon 17,266,150 shares of common stock outstanding on October 5, 2007, plus, for each person or group, any securities such person or group has the right to acquire within 60 days upon exercise of options, warrants, conversion privileges or similar rights.

(3)	Excludes 1,618,750 shares of common stock held by trusts (including The River Trust) as to which Lee S. Rosen disclaims beneficial ownership.
(4)
Includes options immediately exercisable for 200,000 shares of our common stock at $1.50 per share, options that vest on October 18, 2007 for 200,000 shares at $1.50 per share, a warrant to purchase 3,125 shares of our common stock at $6.00 per share and 250 shares of preferred stock immediately convertible into 6,250 shares of common stock at an initial conversion price of $4.00 per share of preferred stock. Mr. Gillespie also holds options to purchase another 1.6 million shares, which vest over time or upon achievement of certain financial targets.

(5)
Includes 2,090,000 shares of common stock owned by the Lee Rosen 2006 Irrevocable Trust I, immediately exercisable options to purchase 1,500,000 shares of our common stock at $1.50 per share, a warrant to purchase 6,250 shares of our common stock at $6.00 per share and 500 shares of preferred stock immediately convertible into 12,500 shares of common stock at an initial conversion price of $4.00 per share of preferred stock. Excludes 1,618,750 shares of common stock held by trusts (including The River Trust) as to which Mr. Rosen disclaims beneficial ownership.

(6)
Includes 357,500 outstanding shares and exercisable stock options to purchase 300,000 shares of common stock at a price of $1.50 per share pursuant to Mr. Festuccia’s Employment Agreement. Mr. Festuccia’s Employment Agreement also provides for an additional grant of 200,000 stock options at a price of $1.50 per share, which vest in April 2008.

(7)
Includes options immediately exercisable for 50,000 shares of our common stock at $7.50 per share and options vesting on November 13, 2007, exercisable for another 50,000 shares at $7.50 per share, provided Mr. Pearce still serves as a director at such time.

(8)
Includes options immediately exercisable for 50,000 shares of our common stock at $10.50 per share, a warrant to purchase 3,125 shares of our common stock at $6.00 per share and 250 shares of preferred stock immediately convertible into 6,250 shares of our common stock at an initial conversion price of $4.00 per share of preferred stock. Mr. Mack also holds options to purchase another 50,000 shares, which vest on February 14, 2008, provided Mr. Mack still serves as a director at such time.

(9)
Includes options immediately exercisable for 25,000 shares of our common stock at $6.00 per share. Ms. Lausten also holds options to purchase another 180,000 shares, which vest over time or upon achievement of certain financial targets.

(10)
Includes options immediately exercisable for 50,000 shares of our common stock at $6.00 per share. Mr. Sheppard also holds options to purchase another 50,000 shares, which vest on August 22, 2008, provided Mr. Sheppard still serves as a director at such time.

(11)
Includes options immediately exercisable for 50,000 shares of our common stock at $6.00 per share. Mr. Gilliland also holds options to purchase another 50,000 shares, which vest on August 27, 2008, provided Mr. Gilliland still serves as a director at such time.

(12)
Includes options immediately exercisable for 75,000 shares of our common stock at $6.00 per share. Mr. Burstein also holds options to purchase another 675,000 shares, which vest over the next three years or upon achievement of certain performance targets, provided Mr. Burstein is still employed by the Company.

(13)
Includes options immediately exercisable for 25,000 shares of our common stock at $6.00 per share. Mr. Goebel also holds options to purchase another 225,000 shares, which vest over the next three years or upon achievement of certain performance targets, provided Mr. Goebel is still employed by the Company.

* Director or Executive Officer
** Less than 5%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Related Party Transactions

Except as set forth hereafter, there have been no material transactions, series of similar transactions or currently proposed transactions during 2006 or subsequent thereto to which we or any of our subsidiaries were or are to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at the year end for the last three completed fiscal years and in which any director or executive officer or any security holder who is known to us to own of record or beneficially more than 5% of our common stock, or any member of the immediate family or sharing the household (other than a tenant or employee) of any of the foregoing persons, had a direct or indirect material interest.

We have a three year employment agreement with Mr. Rosen, Chairman of the Board. Pursuant to Mr. Rosen’s employment agreement, he will receive an initial salary of $15,000 per month and such other compensation (including participation in any bonus, incentive and benefit plans made available to executive officers) as set forth in greater detail in his employment agreement. On September 15, 2006, in consideration of (i) Mr. Rosen’s increased duties as a result of the termination of the management agreement with Xethanol ,and (ii) Mr. Rosen’s successful negotiation of the amendment to the license agreement, Mr. Rosen received options exercisable for 1.5 million shares of H2Diesel’s common stock at an exercise price of $1.50 per share.

Xethanol owns 5,850,000 shares of our common stock which represents approximately 34% of our outstanding common stock. We as parties to a Sublicense Agreement with Xethanol, whereby we sublicensed our bio-diesel technology to Xethanol, and a Technology Agreement that provides Xethanol access to the formula under certain circumstances. The Sublicense Agreement and the Technology Agreement are described under the caption “Description of Business”. We are also party to a registration rights agreement with Xethanol that requires us, upon the written request of Xethanol, but not prior to a specified date, a file a registration statement with the SEC in form and substance sufficient to facilitate the spin off to Xethanol’s stockholders of the shares of Common Stock issued to Xethanol in the merger.

Indebtedness of Management

No officer, director or security holder known to us to own of record or beneficially more than 5% of our common stock or any member of the immediate family or sharing the household (other than a tenant or employee) of any of the foregoing persons is indebted to the Company.

Transactions with Promoters

The Company did not expressly engage a promoter at the time of its formation. The Company has used selling agents and consultants from time to time. The terms of those arrangements have been disclosed in previous filings with the Securities and Exchange Commission.

Pre-Merger Relationships

Our parent company was a party to certain relationships with related parties prior to the reverse merger in October 2006. None of those relationships are still continuing. They include the following:

Prior to the merger, the offices of Wireless Holdings were located at 301 North Ocean Blvd., Pompano Beach, Florida 33062. This space was provided to us at no charge by Mr. Hess, who was our sole officer, director and majority stockholder prior to the merger. This space would have cost us $600 per month. Also, as of December 31, 2005, Wireless Holdings received loans, which totaled $215,944.72 from Mr. Hess as working capital for ongoing operations. These loans were non-interest bearing and were due on demand. The loans were repaid as part of the transaction in which we acquired Mr. Hess’ shares and we sold him the assets of our prior business.

Because Mr. Hess continued to serve as a director until we completed our compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder following the merger, we entered into an indemnification agreement with Mr. Hess whereby we agreed to indemnify Mr. Hess to the fullest extent permitted by law for any proceedings that he becomes involved in as a result of his serving as a director after the effective time of the merger.

SELLING STOCKHOLDERS

May/June 2007 Private Placement

On May 9, 2007, we completed the first round of a private offering of 27,950 shares of our Series A preferred stock at price of $100.00 per share to “accredited investors,” as defined in the Securities Act of 1933, as amended (the “Securities Act”). The gross proceeds from the offering were $2,795,000 and the net proceeds from the offering were $2,590,500.  Within the first three years after issuance, holders of the Series A preferred stock may convert their shares into shares of our common stock at an initial conversion price of $4.00 per share.  After three years, each share of Series A preferred stock automatically converts to a share of our common stock at a conversion price of $4.00, subject to certain adjustments and accrued and unpaid dividends. Each share of Series A preferred stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per year, payable in cash or in shares of our common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid.  The preferred stock is not redeemable.  Each investor in this private placement also received a warrant exercisable for 50% of the number of shares of common stock into which the Series A preferred stock is initially convertible.

The initial exercise price of the warrants is $6.00 per share.  On June 8, 2007, we sold an additional 14,600 shares of Series A preferred stock and issued additional warrants upon exercise of subscriber options to purchase additional shares. The gross proceeds from the exercise of the subscriber options were $1,460,000 and the net proceeds were $1,316,500.

In connection with the private placement and the exercise of subscriber options, Empire Financial Group received a cash commission of $348,000, which represents 10% of the consideration paid by investors they introduced, and warrants exercisable for 58,000 shares of common stock on the same terms as the warrants issued in the private placement.

In connection with the private placement, we agreed to register the resale of the shares of common stock issuable (i) upon conversion of the Series A preferred stock, (ii) as dividends on the Series A preferred stock and (iii) upon exercise of the warrants, all in accordance with a registration rights agreement with the investors. Under the registration rights agreement, we are required to file the “resale” registration statement with the SEC covering such shares on or before the 60th day following the closing of the private placement.

Selling Stockholder Table

The following table sets forth:

•	the name of the selling stockholders
•	the number of shares of common stock beneficially owned by the selling stockholders as of October 5, 2007,
•	the maximum number of shares of common stock that may be offered for the account of the selling stockholders under this prospectus, and
•
the amount and percentage of common stock that would be owned by the selling stockholders after completion of the offering, assuming a sale of all of the common stock that may be offered by this prospectus.

Beneficial ownership is determined under the rules of the SEC.  The number of shares beneficially owned by a person includes shares of common stock underlying warrants, stock options and other derivative securities to acquire our common stock held by that person that are currently exercisable or convertible within 60 days after October 5, 2007.  The shares issuable under these securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.

Name of Selling Security Holder	Shares Beneficially Owned Represented by Preferred Stock and Warrants Before the Offering (1)	Shares Beneficially Owned Represented by Preferred Stock Dividends Before the Offering (2)	Shares Offered Hereby	Shares Beneficially Owned After the Offering	Percentage of Outstanding Shares Beneficially Owned After the Offering
Empire Financial Holding Company	17,400	0	17,400	0	*
Michael R. Jacks	20,300	0	20,300	0	*
Bill Corbett	20,300	0	20,300	0	*
Abaraham Jacobi	93,750	10,000	103,750	0	*
Porter Partners, L.P.	75,000	8,000	83,000	0	*
Robbins Capital Partners LP	300,000	32,000	332,000	0	*
James Lewis	225,000	24,000	249,000	0	*
Lisa Clyde Nielsen & Ian Nielsen	18,750	2,000	20,750	0	*
Worthington Growth LP	196,875	21,000	217,875	0	*
Martin Adelman	37,500	4,000	41,500	0	*
Leah Ann Herman	7,500	800	8,300	0	*
Kate Sara Herman	7,500	800	8,300	0	*
Beth Lewis	9,375	1,000	10,375	0	*
J. Buckner Brown	18,750	2,000	20,750	0	*
London Family Trust	75,000	8,000	83,000	0	*
James Capra	103,125	11,000	114,125	0	*
Gimmel Partners LP	187,500	20,000	207,500	0	*
Donald Drapkin	131,250	14,000	145,250	0	*
John Tafel	52,500	5,600	58,100	0	*
EDJ Limited	18,750	2,000	20,750	0	*
TOTAL	1,616,125	166,200	1,782,325
* Less than 1 percent.
** Less than 5 percent

(1)
We are registering 1,038,750 shares of common stock underlying 41,550 shares of Series A convertible preferred stock. Each share of Series A preferred stock is convertible at the election of the holders into shares of common stock, par value $0.001 per share, at an initial conversion price of $4.00 per share. We are registering 577,375 shares of common stock underlying stock purchase warrants issued in connection with May/June 2007 Private Placement.

(2)
Each share of preferred stock will accrue cumulative dividends on a quarterly basis at a rate 8% per year for three years.  All dividends will be paid in shares of common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid.

PLAN OF DISTRIBUTION

Distribution by Selling Stockholders

We are registering the shares of our common stock covered by this prospectus for the selling stockholders. Each selling stockholder, the “selling stockholders,” of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock through the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	privately negotiated transactions,

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part,

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share,

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,

•	a combination of any such methods of sale, or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be considered “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Because selling stockholders may be considered “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

We agreed to keep this prospectus effective until 13 months after the date of closing of the May 2007 Private Placement, unless all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without regard to volume limitations, provided we comply with our reporting obligations.  The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders may offer all of the shares of common stock for sale.  Further, because it is possible that a significant number of shares could be sold at the same time under this prospectus, such sales, or that possibility, may have a depressive effect on the market price of our common stock.  We cannot assure you, however, that any of the selling stockholders will sell any or all of the shares of common stock they may offer.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 110,000,000 shares, of which 100,000,000 shares are designated as common stock, par value $0.001 per share, and 10,000,000 shares are designated as preferred stock, par value $0.001 per share.  Of the preferred stock, 300,000 shares have been designated as Series A cumulative convertible preferred stock.  As of October 5, 2007, there were issued and outstanding:

•	17,266,150 shares of common stock;

•	42,550 shares of preferred stock;

•	options to purchase 5,605,000 shares of common stock at a weighted average per share exercise price of $2.90; and

•	warrants and non-employee options to purchase 3,702,625 shares of common stock at a weighted average per share exercise price of $4.36.

The following summary of the material provisions of our common stock, preferred stock, warrants, Articles of Incorporation and Bylaws is qualified by reference to the provisions of our Articles of Incorporation and Bylaws and the form of warrant included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Series A Cumulative Convertible Preferred Stock

Optional and Mandatory Conversion.  At any time prior to the third anniversary of the initial date of issuance and until the payment in full of the “liquidation value” in respect of a holder’s shares of preferred stock, any Holder of preferred stock may convert all or a portion of such shares into a number of shares of our common stock calculated by multiplying the number of shares to be converted by such shares’ “stated value” (i.e, $100 per share plus the amount of all dividends accumulated thereon) and dividing the result by the “conversion price” then in effect.  The initial conversion price of each share of preferred stock is $4.00 and each share of preferred stock is initially convertible into 25 shares of our common stock.  Upon such third anniversary, each share of preferred stock shall automatically, and without any action on the part of the holder, convert into that number of shares of our common stock computed by dividing such share’s “stated value” by the “conversion price” then in effect.  The “conversion price” is subject to adjustment upon the occurrence of certain events, including, among others, a stock split, reverse stock split, stock dividend or combination of our common stock.

Liquidation Rights. Upon any liquidation of the Company, the holders of the preferred stock will be entitled to be paid, prior to the common stock or any other securities that by their terms are junior to the preferred stock (collectively with the common stock, “Junior Securities”), the original issue price of the preferred stock plus all accrued and unpaid dividends. To the extent the proceeds of liquidation are insufficient to pay such amounts in full, the proceeds available will be allocated pro rata among the shares of preferred stock.

Dividends.  Each share of preferred stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per year.  All dividends will be paid in shares of common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid, provided that to the extent the shares of common stock to be issued are not then registered under the Registration Rights Agreement, dividends shall cumulate but shall remain unpaid until such time as the shares are registered and issued.  We may elect to pay any dividends in cash in lieu of issuing shares of common stock.  The preferred stock shall also participate on an as−converted basis with all dividends paid on the shares of common stock.

Reorganization, Reclassification, Consolidation, Merger or Sale.  Prior to the consummation of any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of our assets or other transaction, in each case which is effected in such a manner that the holders of common stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for common stock (any such transaction an “Organic Change”), the Company shall make appropriate provisions to ensure that each of the holders of preferred stock shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of common stock immediately theretofore acquirable and receivable upon the conversion of such holder’s preferred stock, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its preferred stock immediately prior to such Organic Change.

Voting Rights.  Holders of preferred stock shall be entitled to notice of all stockholders’ meetings in accordance with our bylaws and shall be entitled to vote on all matters submitted to the stockholders for a vote together with the holders of common stock voting together as a single class with each share of common stock entitled to one vote per share and each share of preferred stock entitled to one vote for each share of common stock issuable upon conversion of the preferred stock as of the record date for such vote or, if no record date is specified, as of the date of such vote.

No Redemption.  The preferred stock may not be redeemed by us at any time.  The preferred stock is not redeemable. Any shares of preferred stock which are otherwise acquired by us will be cancelled and will not be reissued, sold or transferred.

Warrants

In connection with the Merger, the Company assumed all of H2Diesel’s obligations under its outstanding warrants, which are now warrants to purchase shares of Company common stock as a result of the Merger.  As of October 5, 2007, there are warrants and non-employee options to purchase 3,702,625 shares of common stock at a weighted average per share exercise price of $4.36.  Such warrants and non-employee options expire between 2009 and 2012.

As part of the October 2006 private placement, we issued warrants to purchase 251,500 shares of our common stock at a weighted average price of $1.50 per share.  Such warrants expire during 2011.

As part of the May/June 2007 private placement, we issued warrants to purchase up to 589,875 shares of our common stock at an initial exercise price of $6.00 per share.  Such warrants expire during 2012.

Transfer Agent

The transfer agent and registrar for our common stock is Olde Monmouth Stock Transfer Co., Inc. and its address is 200 Memorial Parkway,  Atlantic Highlands, NJ 07716.  We serve as warrant agent for our warrants.

Provisions of Florida Law

We are governed by two Florida statutes that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person immediately after acquisition of such shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (1) at least 20% but less than 33−1/3% of all voting power; (2) at least 33−1/3% but less than a majority of all voting power; or (3) a majority or more of all voting power.

The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

Florida law and our Bylaws also authorize us to indemnify our directors, officers, employees and agents under certain circumstances.  In addition, Florida law presently limits the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improver personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

SHARES ELIGIBLE FOR FUTURE SALE

As of October 5, 2007, we had outstanding an aggregate of 18,329,900 shares of our common stock, assuming full conversion of our preferred stock but no exercise of our outstanding options and warrants.  Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which equaled approximately 172,662 shares as of October 5, 2007, or

•	the average weekly trading volume of our common stock on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.  In order to effect a Rule 144 sale of our common stock, our transfer agent will require an opinion from legal counsel.  We may charge a fee to persons requesting sales under Rule 144 to obtain the necessary legal opinions.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.  Our transfer agent will require an opinion from legal counsel to effect a Rule 144(k) transaction.  We may charge a fee to persons requesting transactions under Rule 144(k) to obtain the necessary legal opinions.

LEGAL MATTERS

Hogan & Hartson LLP will pass upon the validity of the shares of common stock offered in this prospectus.

EXPERTS

Our financial statements for the period from February 28, 2006 (inception) to December 31, 2006 included in this prospectus have been audited by Imowitz Koenig & Co., LLP, independent registered public accountants to the extent and for the period set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

In connection with the Merger and the resulting change in control, on October 20, 2006, we dismissed Jewett, Schwartz & Associates as our independent registered public accountant. The reports of Jewett, Schwartz & Associates on Wireless Holdings’ financial statements for the years ended December 31, 2005 and 2004 did not contain an adverse opinion or a disclaimer of opinion, and were not modified as to uncertainty, audit scope or accounting principles.  The decision to change our independent registered public accountant was authorized and approved by our board of directors.  On October 20, 2006, we engaged Imowitz Koenig & Co., LLP as the our independent registered public accountant in connection with the Merger and the resulting change in control.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)

INTERIM FINANCIAL STATEMENTS
Consolidated Balance Sheets as of June 30, 2007 (Unaudited) and December 31, 2006	F-19
Consolidated Statement of Operations for the Three and Six Months Ended June 30, 2007 (Unaudited), for the three months ended June 30, 2006 (Unaudited), for the period from February 28, 2006 (Inception) to June 30, 2006 and for the period from February 28, 2006 (Inception) through June 30, 2007 (Unaudited)
F-20
Consolidated Statement of Stockholders’ Equity for the Six Months Ended June 30, 2007 (Unaudited)	F-21
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2007 (Unaudited), for the period from February 28, 2006 (Inception) to June 30, 2006 and for the period from February 28, 2006 (Inception) through June 30, 2007 (Unaudited)
F-22
Notes to Consolidated Financial Statements	F-23

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
H2Diesel Holdings, Inc.

We have audited the accompanying consolidated balance sheet of H2Diesel Holdings, Inc. (the “Company”) (A Development Stage Enterprise) as of December 31, 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from February 28, 2006 (inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of H2Diesel Holdings, Inc. (A Development Stage Enterprise) as of December 31, 2006 and the results of its operations and its cash flows for the period from February 28, 2006 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses, negative cash flows from operations and is obligated to pay $9.1 million, including $2.1 million in 2007, under a license agreement. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Imowitz Koenig & Co., LLP

New York, New York
March 30, 2007

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Balance Sheet
December 31, 2006
ASSETS

Current assets:
Cash	$1,031,923
Prepaid expenses	70,275
Total current assets	1,102,198
License agreement	8,061,300
TOTAL ASSETS	$9,163,498

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Accounts payable and accrued expenses	$190,504
Loan payable-related party	50,000
License agreement payable-current portion
(net of unamortized discount of $650,698)	1,449,302
Total current liabilities	1,689,806
License agreement payable
(net of unamortized discount of $2,195,117)	4,804,883
Total Liabilities	6,494,689

Stockholders' equity:
Common stock, $0.001 par value, 100,000,000 shares authorized; 17,091,250 shares issued and outstanding	17,091
Additional paid-in-capital	8,043,792
Deficit accumulated during the development stage	(5,392,074)
Total stockholders' equity	2,668,809
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,163,498

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations
For the Period from February 28, 2006 (Inception) to December 31, 2006

Operating expenses:
Research and development expenses	$84,109
Merger expenses	340,000
General and administrative expenses	4,329,332
Total operating expenses	4,753,441

Net loss from operations	(4,753,441)

Interest expense	638,633

Net loss	$(5,392,074)

Basic and diluted net loss per share	$(0.42)

Weighted average number of shares outstanding	$12,990,813

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statement of Changes in Stockholders' Equity
 For the Period from February 28, 2006 (Inception) to December 31, 2006

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-in-	Development
	Shares	Amount	Capital	Stage	Total
Balance at February 28, 2006	-	$-	$-	$-	$-
Issuance of founders' shares ($0.001 per share)	5,541,250	5,541	(4,987)	-	554
Issuance of shares to shareholders of company acquired in recapitalization transaction	1,101,250	1,101	(1,101)		-
Issuance of common stock in private offerings, net of costs	6,165,000	6,165	4,290,328	-	4,296,493
Issuance of common stock for services rendered	2,090,000	2,090	1,274,073	-	1,276,163
Issuance of common stock for Put Right	1,300,000	1,300	(1,300)	-	-
Issuance of common stock for Master License	893,750	894	544,853	-	545,747
Issuance of warrants for services rendered	-	-	512,583	-	512,583
Compensation expense associated with options	-	-	1,429,343	-	1,429,343
Net loss	-	-	-	(5,392,074)	(5,392,074)

Balance at December 31, 2006	17,091,250	$17,091	$8,043,792	$(5,392,074)	$2,668,809

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statement of Cash Flows
For the Period from February 28, 2006 (Inception) to December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(5,392,074)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of discount	638,633
Compensation expense associated with stock options	1,429,343
Issuance of common stock, options and warrants for services rendered	1,788,745
Changes in operating assets and liabilities:
Deferred expenses	(70,275)
Accounts payable and accrued expenses	190,504

Net cash used in operating activities	(1,415,124)

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of License Agreement	(1,900,000)

Cash used in investing activities	(1,900,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of founders' shares	554
Proceeds from private offerings issuance of common stock, net of costs	3,531,493
Proceeds from convertible note payable	765,000
Proceeds from loan payable-related party	50,000

Cash provided by financing activities	4,347,047

Net increase in cash and cash equivalents	1,031,923
Cash and cash equivalents - beginning of period	-

Cash and cash equivalents - end of period	$1,031,923

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Payable for License Agreement (net of discount)	$5,615,552
License Agreement acquired in exchange for issuance of common stock	$545,747

The accompanying notes are an integral part of these consolidated financial statements.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Note 1 - ORGANIZATION AND GOING CONCERN

H2Diesel Holdings, Inc. (formerly known as “Wireless Holdings, Inc.”) (the “Company) was incorporated June 4, 2003 under the laws of the State of Florida. We are a development stage company that, through our wholly owned subsidiary, H2Diesel Inc., a Delaware corporation (“H2Diesel”), holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology (the “Technology”) to manufacture biofuel that is intended to be marketed as a new class of biofuel or fuel additive (the “Additive”) for power generation, heavy equipment, marine use and as heating fuel (the “H2Diesel Biofuel”). We acquired H2Diesel on October 20, 2006 in a so-called “reverse merger” transaction (such merger, the “Merger”). As a result of the Merger, a change of control occurred as former H2Diesel stockholders acquired 93.6% of the outstanding shares of our common stock, par value $.001 per share (“Company Common Stock”) and we ceased being a “shell company” as such term is defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Following the Merger we changed the name of our company to “H2Diesel Holdings, Inc.”.

The Merger was consummated under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization, dated October 17, 2006. Shortly before the closing of the Merger, H2Diesel completed a private offering (the “Private Placement”) to accredited investors of 2,915,000 shares of its common stock, par value $.0001 per share (“H2 Common Stock”), and received gross proceeds of $2,915,000 at the closing of the Private Placement, which includes the conversion of a demand note in the principal amount of $765,000 into 765,000 shares of H2 Common Stock (the “Demand Note”) at price of $1.00 per share.

In connection with the Merger, the Company assumed all of H2Diesel’s obligations under its outstanding stock options and warrants. At the time of the Merger, H2Diesel had outstanding stock options and warrants to purchase 5,571,500 shares of H2 Common Stock, which outstanding stock options and warrants are now options and warrants to purchase an equal number of shares of the Common Stock of the Company as a result of the Merger. The Company did not have any warrants or options to purchase shares of the Company Common Stock outstanding immediately prior to the closing of the Merger.

Pursuant to a Purchase and Repayment Agreement, dated October 20, 2006 between the Company and Joseph Hess, the former President and Chief Executive Officer of the Company, which was entered into in connection with the Merger, the Company paid an aggregate of $300,000 to Mr. Hess in consideration of the payment in full of all indebtedness owed by the Company to Mr. Hess in the amount of $215,945 and the sale to the Company of 29,075,000 shares of Company Common Stock, which shares were then cancelled at the closing of the Merger. Immediately following the closing of the Merger and pursuant to an Acquisition Agreement dated October 20, 2006, and as part of the consideration for the repurchase of Mr. Hess’ shares, the Company sold to Mr. Hess all of the capital stock of our subsidiary, Action Wireless, Inc., a Florida corporation, through which the Company conducted its historical wireless products reseller business, and Mr. Hess assumed and agreed to indemnify and hold the Company harmless from the historical and future liabilities of those operations. Giving effect to the cancellation of Mr. Hess’ shares, there were 1,101,250 shares of Company Common Stock outstanding before giving effect to the stock issuances in the Merger.

The Merger is being accounted for as a “reverse merger” (i.e., a recapitalization of H2Diesel), because the stockholders of H2Diesel now own a majority of the outstanding shares of Company Common Stock immediately following the Merger. H2Diesel is deemed to be the acquiror in the reverse merger and, consequently, the assets and liabilities and the historical operations that are reflected in the financial statements are those of H2Diesel and are recorded at the historical cost basis of H2Diesel.

H2Diesel is an alternative fuel company. H2Diesel plans to produce, sell or sublicense to third parties for its manufacture and use, the Company’s proprietary Additive and/or the H2Diesel Biofuel pursuant to an exclusive license agreement entered into by the Company on March 20, 2006 (the “Master License”).

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has not generated any revenues. As a result, the Company has incurred a net loss of $5,392,074 and negative cash flows from operating activities of $1,415,124 since Inception. The Company is obligated to pay $9.1 million in additional payments under the Master License, including $2.1 million during 2007. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company’s continued existence is dependent upon several factors, including obtaining additional debt or equity financing, production of its products, developing a market for its products, and achieving certain levels of sales volume and profitability from the sale of its products and sublicenses of its technology. Management is investigating various sources of debt or equity financing and is developing marketing and production plans for its products.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the Company and its wholly owned subsidiary, H2Diesel, Inc., a company organized on February 28, 2006 (“Inception”). All intercompany accounts and transaction have been eliminated.

The Company has devoted most of its activities to establishing its business, including raising capital and, accordingly, the Company presents its consolidated financial statements as a development stage enterprise as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company’s most significant estimate is the value of its Master License. Other significant estimates include the valuation of shares, warrants or options issued for services and the estimated useful life of the Master License used to calculate amortization. The Company evaluates its estimates on an ongoing basis. Actual results could differ significantly, especially as to the estimated value of its Master License from those estimates under different assumptions or conditions.

Loss per Common Share

Loss per share (“EPS”) is computed based on the weighted average number of common shares outstanding and excludes any potential dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock, which would then share in the earnings of the Company. The shares issuable upon the exercise of stock options and warrants are excluded from the calculation of net loss per share as their effect would be antidilutive. As of December 31, 2006, there were 5,671,500 shares of common stock equivalents including options (for 4,100,000 shares of common stock) and warrants (for 1,571,500 shares of common stock) that could potentially dilute EPS in the future that were not included in the computation of EPS because to do so would have been antidilutive.

Concentration of Credit Risk

The Company maintains cash balances at financial institutions insured up to $100,000 by the Federal Deposit Insurance Corporation. Balances exceeded these insured amounts during the year. The Company mitigates this risk by placing cash at major financial institutions.

Costs Associated with Issuance of Stock

Costs directly associated with the sale of stock are charged to stockholders’ equity.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Share-Based Compensation

In accordance with SFAS 123R “Share-Based Payment”, the Company records compensation expense for all share-based payment awards made to employees based on estimated fair value.

Stock Issued for Non-Cash Consideration

Stock issued for services has been valued based on the estimated fair value of the shares at the time they were issued.

Accounting for Long-Lived Assets

The Company’s long-lived assets include the Master License. In accordance with SFAS 144, long-lived assets other than goodwill are reviewed on a periodic basis for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Master License

In accordance with SFAS 142 “Goodwill and Other Intangible Assets”, the Company has capitalized its Master License and, with the assistance of a third party valuation expert, has estimated its useful life to be 13 years. The Company has not amortized any of the cost of its Master License as the Company has not produced any product. The value of the Master License was tested for impairment at December 31, 2006 in accordance with SFAS 144 with the assistance of the valuation expert.

Revenue Recognition

The Company records revenues pursuant to the Company’s Amended Sublicense Agreement (as defined below) based on the greater of minimum royalties or a royalty per gallon of product sold directly or indirectly by the Company’s licensee. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in the Amended Sublicense Agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to product sales. Minimum royalties are not due until the Company has met certain product specifications and other requirements of the sub-licensee. Accordingly, no revenue has been recorded for the period from Inception through December 31, 2006.

Research and Development

Research and development costs consist of ongoing testing of the technology and are expensed as incurred.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the book and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on changes in the assets and liabilities from period to period. These differences arise primarily from the Company’s net operating loss. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. No deferred taxes were recorded due to the uncertainty of future income.

Fair Value of Financial Instruments

The carrying amount of cash, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments. License agreement payable approximates fair value of amounts due under the Master License as it has been recorded in accordance with Accounting Principles Board Opinion No. 21.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value in generally accepted accounting principles and expands certain disclosures about fair value investments. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations or cash flows.

Note 3 - INVESTMENT AGREEMENT, MANAGEMENT AGREEMENT AND SUBLICENSE AGREEMENT

Effective April 14, 2006, the Company entered into an Investment Agreement (the “Agreement”) with two institutional investors (the “Investors”) and Xethanol Corporation (“Xethanol”). The Agreement was amended on May 17, 2006, effective as of April 14, 2006 (the “Amended Agreement”).

On March 20, 2006, in exchange for gross proceeds of Two Million Dollars ($2,000,000) from the Investors, the Company issued to the Investors 3,250,000 shares of the Company’s common stock and stock options to purchase 2,000,000 shares of the Company’s common stock for $2.50 per share (the “Investor Option”). The Investor Option was exercisable up to 60 days after the Company provided notice of certain test results (the “Test Notice”) with respect to its technology (the “Exercise Period”). The Investor Option had a fair value of $15,463 based on the Black-Scholes option-pricing model.

Costs associated with the investment amounted to $254,789 resulting in net proceeds to the Company of $1,745,211. The Company issued 80,000 warrants to purchase shares of the Company’s common stock at an exercise price of $2.50 per share as compensation for investment banking services associated with raising the equity. The warrants have a fair value of $17,420 based on the Black-Scholes option pricing model. The warrants are considered a cost of raising the capital.

The Company issued to Xethanol a total of 2,600,000 shares of the Company’s common stock, granted Xethanol the right to purchase up to an additional 2,000,000 shares of the Company’s common stock at $1.80 per share (the “Xethanol Option”), and Xethanol granted the Investors the right to require Xethanol to purchase the shares of the Company’s common stock owned by the Investors in exchange for 500,000 shares of Xethanol common stock (the “Put Right”). The Xethanol Option was exercisable during the Exercise Period. The Xethanol Option has a fair value of $41,410 based on the Black-Scholes option pricing model. Of the 2,600,000 shares issued to Xethanol, 1,300,000 shares were issued to Xethanol as an inducement to enter into the Put Right.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

The fair value of these shares was $793,815, based on a share price of approximately $0.61. On April 14, 2006, the Investors exercised their respective Put Rights, and Xethanol purchased the Investors’ 3,250,000 shares of the Company’s common stock in exchange for 500,000 shares of Xethanol common stock. As of December 31, 2006, Xethanol owned 5,850,000 shares of the Company’s common stock which represented as of such date a 34% ownership interest in the Company.

On June 15, 2006 the Company sent the Test Notice and on August 15, 2006, the Company agreed to extend the Exercise Period to August 21, 2006. As of August 21, 2006, the Investor Option and the Xethanol Option expired.

In connection with the Agreement, Xethanol and the Company entered into a Management Agreement (the “Management Agreement”) and Sublicense Agreement, each of which is dated April 14, 2006. The Sublicense Agreement was amended and restated on June 15, 2006, effective April 14, 2006, in an Amended and Restated Sublicense Agreement (the “Amended Sublicense Agreement”).

Under the Management Agreement, Xethanol agreed to manage the business of the Company. The Company issued 1,300,000 shares of the Company’s common stock to Xethanol pursuant to the Amended Agreement as a non-refundable fee for its services under the Management Agreement. The shares have a fair value of $793,815, based on the Company’s estimate of the fair value of the services to be performed and were recorded as a deferred expense. On August 25, 2006, the Company notified Xethanol of the Company’s election to terminate the Management Agreement. As a result the Management Agreement terminated on September 25, 2006. Accordingly, the Company recorded the entire management fee expense of $793,815 as a charge to operations during 2006.

Under the Amended Sublicense Agreement, Xethanol was granted a ten year sublicense to produce and sell biofuel and other products (“Products”) incorporating the Additive and know how exclusively in Maine, Vermont, New Hampshire, Massachusetts, Connecticut, Rhode Island, New York, Pennsylvania, Delaware, New Jersey, Virginia, West Virginia, North Carolina, South Carolina, Georgia and Florida and a non-exclusive license to sell those Products anywhere within North America, Central America and the Caribbean. Additional territories may be added by written agreement of the parties.

Under the Amended Sublicense Agreement, the Company must sell Xethanol sufficient Additive to meet its requirements for the production of Product at the lower of its actual cost plus 10% or the price at which the Company sells Additive to unrelated third parties or at such other price as Xethanol and the Company may agree. Xethanol is obligated to pay certain royalties to the Company based on sales of Products by them or their sublicensees. Xethanol is obligated to pay to the Company a royalty (the “Royalty”) per gallon of Product that it or its distributors sell equal to the lesser of $.10 per gallon or the lowest per gallon royalty that the Company charges to unrelated entities. During the first royalty period, which begins on the date the Company first notifies Xethanol that the Company can produce and deliver Additive in sufficient quantities to meet Xethanol’s requirements, is able to do so and provides them with the technical and engineering specifications necessary for a plant to produce the Products (the “Trigger Date”) and ends 12 months later, Xethanol must pay a minimum Royalty amount that would be payable based upon sales of 20,000,000 gallons of Product (the “Minimum Sales Amount”), regardless of whether such sales actually occur.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

The Minimum Sales Amount increases by 10,000,000 gallons for each succeeding 12-month period during the initial term of the Amended Sublicense Agreement, which ends 10 years from the Trigger Date. If Xethanol does not meet the Minimum Sales Amount, or fails to pay the Royalty that would have been payable had they met the Minimum Sales Amount, in any 12-month period, its rights may become non-exclusive or the agreement may be subject to termination. The Amended Sublicense Agreement automatically renews for successive one-year periods provided there are no existing defaults at the time of renewal. As of March 26, 2007, the Trigger Date had not yet occurred and accordingly, no royalty income has been recorded by the Company pursuant to the Amended Sublicense Agreement.

Also on June 15, 2006, Xethanol entered into a Technology Access Agreement with the Company, pursuant to which the Company will deliver to Xethanol the Additive formula and all know-how in the Company’s possession, under the Company’s control or available from the inventor of the Technology that relates to the manufacture of the Additive. The Company is required to continue to provide Xethanol with information regarding modifications to that formula or know-how. Xethanol has no right to use the formula or the know-how except as set forth in the Amended Sublicense Agreement so long as the Company is not in default of its obligations under the Amended Sublicense Agreement. After an event of default by the Company, Xethanol has the right to use the formula and know-how to produce Additive to meet its needs to sell Product under the Amended Sublicense Agreement. Xethanol must pay the Company the royalties that it would otherwise have paid in connection with sales of Product, but may offset the amount by which the cost it incurs in manufacturing the Product itself exceeds the price that it would otherwise have paid to the Company. Xethanol has retained the right to seek damages from the Company for any excess cost of the Additive.

Note 4  - MASTER LICENSE AGREEMENT AND NOTE PAYABLE

On March 20, 2006 (the “Effective Date”), the Company entered into a Master License with Ferdinando Petrucci, the inventor of the Additive (“Licensor”), to obtain an exclusive license to make, use and sell the Product in the territory comprising North America, Central America and Caribbean as well as other regions that may be added by mutual agreement of the parties. The Company agreed to pay $11.0 million to the Licensor which was to be payable as follows: $1.5 million paid upon the Effective Date, $1.0 million within 180 days after the Effective Date, $1.5 million within one year after the Effective Date and $1.0 million on each subsequent anniversary of the Effective Date for the seven years thereafter. The Company also has the right of first refusal for any other territories (other than Italy and Paraguay). The Company also had the option, to add South America, excluding Paraguay, to its licensed territories within six months after the Effective Date of the agreement for an additional $10 million which would be payable over a six year period. The Company also issued 893,750 shares of its common stock to the Licensor as additional compensation for the Master License. The Company recorded an intangible asset of $8,061,300 for the Master License. The Company recorded a payable for the $9.5 million of remaining payments under the Master License with a discount based on an imputed interest rate of 14%. The Company has recorded interest expense of $638,633 representing amortization of the discount for the period from Inception through December 31, 2006.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

On September 11, 2006, the Master License Agreement was amended to extend to December 31, 2006 each of the following: (i) the due date of the $1.0 million payment that was due on September 20, 2006, (ii) the expiration of the option to add South America, excluding Paraguay, to the covered territory, and (iii) the deadline to file a registration statement with the SEC with respect to the Company’s securities, to December 31, 2006.

On December 13, 2006, the Master License Agreement, as amended, was further amended: (i) to require the Company to pay $400,000 of the $1,000,000 due on December 31, 2006 by December 15, 2006; and (ii) to require the Company to pay the remaining $600,000 previously due December 31, 2006 by July 31, 2007. In addition, the due date for the $1.5 million payment which was March 20, 2007 was extended to October 31, 2007. The Company made the required $400,000 payment on December 15, 2006. The table below reflects the remaining payments due, under the Master License Agreement, as of December 31, 2006.

The Following is a Schedule of future payment requirements of the Master License Agreement:

Years Ending December 31,	Amount Due

2007	$2,100,000
2008	1,000,000
2009	1,000,000
2010	1,000,000
2011	1,000,000
Thereafter	3,000,000
9,100,000
Unamortized discount	(2,845,815)
$6,254,185

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Note 5 - COMMON STOCK, WARRANTS AND OPTIONS

Common Stock

On March 20, 2006, the Company completed a private placement of a total of 3,250,000 shares of common stock at a purchase price of approximately $0.61 per share (See Note 3).

On March 20, 2006, upon the Effective Date of the Master License, the Company issued an aggregate of 715,000 shares of the Company’s common stock to two consultants (one of whom is now the Company’s Chief Technology Officer) as compensation for their services rendered in introducing the inventor to the Company and their assistance in negotiating the terms of the Master License. The fair market value of the common stock issued to the consultants amounted to $436,598, based on a share price of approximately $0.61, and was recorded as consulting expense during the period from Inception through December 31, 2006.

On April 14, 2006, the Company issued 1,300,000 shares of the Company’s common stock to Xethanol as a non-refundable fee for its services under the Management Agreement, issued an additional 1,300,000 shares of the Company’s common stock to Xethanol to induce it to grant the Put Right, granted Xethanol the Xethanol Option and entered into the Amended Sublicense Agreement with Xethanol (See Note 3).

On September 20, 2006, in consideration of strategic advisory services to be provided by an independent contractor to the Company, the Company issued 75,000 shares of the Company’s common stock. The fair market value of the common stock issued amounted to $45,750 based on a share price of approximately $0.61, and was recorded as consulting expense during the period from Inception through December 31, 2006.

On October 17, 2006, the Company completed the closing of a Private Placement of a total of 2,915,000 shares of common stock, inclusive of the shares issued upon conversion of a Note, at a purchase price of $1.00 per share (See Note 7).

Options

On April 1, 2006 (the “Grant Date”), the Company granted to its Chief Technology Officer, an option to purchase 500,000 shares of the Company’s common stock at an exercise price of $3.75 per share, of which 100,000 shares vested on the Grant Date, 200,000 shares shall vest on the first anniversary of the Grant Date and 200,000 shares shall vest upon the second anniversary of the Grant Date. The option shall expire on the tenth anniversary of the Grant Date. None of these shares have been exercised as of December 31, 2006. The fair value of this option is $151,113 based on the Black-Scholes option pricing model.

On September 19, 2006, the option issued to the Company’s Chief Technology Officer was modified. The exercise price of the option to purchase 500,000 shares of the Company’s stock was decreased from $3.75 per share to $1.50 per share, the grant date was changed to September 19, 2006 and the expiration date was changed to September 19, 2016. All other terms of the option agreement remained the same. The fair value of the modified option is $195,743 based on the Black-Scholes option pricing model, and $97,871 of such amount was charged to operations for the period from Inception through December 31, 2006.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

On September 15, 2006 the Company granted to Lee Rosen, a significant shareholder and Chairman of the Company, an option to purchase 1,500,000 shares of the Company’s common stock at an exercise price of $1.50 as a result of the increased duties due to the termination of the former Management Agreement with Xethanol Corporation and the successful negotiations of the amendment to the Master License. The option vested immediately. The fair market value of the option is $785,863 based on the Black-Scholes option pricing model and was charged to operations for the period from Inception through December 31, 2006.

On October 18, 2006, the Company granted to David Gillespie upon becoming Chief Executive Officer an option to purchase 800,000 shares of the Company’s common stock at an exercise price of $1.50 per share, of which 200,000 vested immediately and the balance vest in three annual installments. In addition, the Company granted an option to purchase 1,200,000 shares of the Company’s common stock at an exercise price of $1.50 per share, which vest in three equal annual installments beginning on December 31, 2007, subject to certain performance targets being achieved during the preceding annual period. The fair market value of the option is $570,689 based on the Black-Scholes option pricing model. $172,395 of such amount was charged to operations for the period from Inception through December 31, 2006.

On November 13, 2006, the Company granted to Phillip Pearce upon becoming a director an option to purchase 100,000 shares of the Company’s common stock at an exercise price of $7.50 per share, of which 50,000 vested immediately and the balance vest in one year. The fair market value of the option is $663,492 based on the Black-Scholes option pricing model. $373,214 of such amount was charged to operations for the period from Inception through December 31, 2006.

The weighted average fair value of each option granted is estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions: Expected life (in years) 5 to 10; Risk-free interest rates range from 4.61% to 4.91%; Volatility 100%; and Dividend yield 0%. Utilizing these assumptions, the weighted average fair value of options granted with an exercise price equal to the fair market value at the date of the grant is $1.65 for the period from Inception to December 31, 2006.

A summary of the status of the Company’s options outstanding as of December 31, 2006 and the changes during the year ending on that date is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Options outstanding at February 28, 2006	-	$-	-
Granted	4,100,000	$1.65	9.70
Options outstanding at December 31, 2006	4,100,000	$1.65	9.70
Vested and expected to vest - end of year	2,900,000	$1.71	9.66	$21,150,000

Options exercisable at December 31, 2006	1,850,000	$1.66	9.70	$13,575,000

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Options outstanding at December 31, 2006 have an exercise price of $1.50 to $7.50 per share. Options exercisable at December 31, 2006 does not include 1,200,000 performance based options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had vested option holders exercised their options on December 31, 2006. This amount changes based upon changes in the fair market value of the Company’s stock. As of December 31, 2006 $786,444 of the total unrecognized compensation costs related to stock options is expected to be recognized over a period of approximately 3 years.

Warrants

In April 2006, the Company issued a warrant to purchase 340,000 shares of the Company’s common stock at a weighted average exercise price of $1.80 per share, to an independent contractor of the Company for consulting services. None of these shares has been exercised as of December 31, 2006. The fair value of this warrant was $87,953 based on the Black-Scholes option pricing model.

During September 2006, the Company modified the exercise price of the warrant from $1.80 per share to $1.50 per share. Based on this modification, the fair value of the warrant, based on the Black-Scholes option pricing model is $95,460, which was charged to operations for the period from Inception through December 31, 2006.

On October 18, 2006, the Company issued 251,500 warrants to purchase shares of the Company’s common stock at an exercise price of $1.50 per share as compensation for investment banking services associated with a private placement. The warrants have a fair value of $141,243 based on the Black-Scholes option pricing model. The warrants are considered a cost directly associated with the issuance of stock in the private placement.

On October 18, 2006, the Company issued warrants to purchase 400,000 shares of the Company’s common stock of which 200,000 have an exercise price of $2.00 per share and the remaining 200,000 have an exercise price of $3.00 per share to an independent contractor of the Company providing investor relations services. The fair value of this warrant was $184,633 based on the Black-Scholes option pricing model, which was charged to operations for the period from Inception through December 31, 2006.

On October 19, 2006, the Company issued a warrant to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.50 per share, to an independent contractor of the Company as part of an employee search fee rendered. None of these shares has been exercised as of December 31, 2006. The fair value of this warrant was $47,857 based on the Black-Scholes option pricing model, which was charged to operations for the period from Inception through December 31, 2006.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

On October 19, 2006, the Company issued a warrant to purchase 400,000 shares of the Company’s common stock of which 200,000 have an exercise price of $2.00 per share and the remaining 200,000 have an exercise price of $3.00 per share to an independent contractor of the Company providing financial public relations services. The fair value of this warrant was $184,633 based on the Black-Scholes option pricing model, which was charged to operations for the period from Inception through December 31, 2006.

The fair values of the warrants granted during 2006 were estimated at the grant date using the Black-Scholes option pricing model and recorded as expense over the respective vesting periods. Significant assumptions used in the Black-Scholes model are; (i) Warrant life range of 6 months to 5 years, (ii) Risk-free interest rates range from 4.73% to 4.94%, (iii) Dividend yield of 0% and volatility rate of 100%. For the year ended December 31, 2006, net compensation expense related to warrants granted for services was $512,583.

A summary of stock warrants activity as of December 31, 2006 is as follows:

	Shares	Weighted Average Exercise Price

Warrants outstanding at February 28, 2006	-	$-
Warrants granted	5,571,500	$2.14
Warrants expired	(4,000,000)	$2.15
Warrants outstanding at December 31, 2006	1,571,500	$2.11
Exercisable at December 31, 2006	1,571,500	$2.11

The following table summarizes warrant information as of December 31, 2006.

Number of Warrants	Exercise Prices	Expiration Dates

340,000	$1.50	2009
251,500	$1.50	2011
400,000	$2.00	2009
100,000	$2.25	2011
80,000	$2.50	2011
400,000	$3.00	2009
1,571,500

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Note 6  - INCOME TAXES

As of December 31, 2006 the Company had an unused net operating loss carryforward approximating $1,125,000, which may be applied against future taxable income. The net operating loss carryforward expires in the year 2026. At December 31, 2006 the deferred tax assets (representing the potential future tax savings) related to the carryforwards were as follows:

2006

Deferred tax asset	$1,125,000
Less: Valuation allowance	1,125,000
Net deferred tax asset	$-

As a result of the uncertainty that the net operating loss carryforward will be utilized in the foreseeable future, a 100% valuation allowance had been provided.

Note 7  - RELATED PARTY TRANSACTIONS

On June 30, 2006 the Company received a $50,000 loan from Xethanol, which bears interest at the prime rate. (See Note 3).

On April 14, 2006, the Company issued a total of 2,600,000 shares of the Company’s common stock to Xethanol (See Note 3).

For the period from Inception through December 31, 2006, Lee Rosen received $105,000 for management services.

On September 15, 2006, the Company granted to Lee Rosen an option to purchase 1,500,000 shares of the Company’s common stock (See Note 5).

Note 8  - PRIVATE PLACEMENT AND CONVERTIBLE PROMISSORY NOTE

On September 11, 2006, the Company issued a $765,000 Convertible Promissory Note (the “Note”) payable on demand and bearing interest on any overdue amount at 8% per annum. The Note was converted at the Company’s option into shares of the Company’s common stock upon the consummation of the Private Placement.

On October 17, 2006, the Company completed the closing of a Private Placement of a total of 2,915,000 shares of common stock, inclusive of the shares issued upon conversion of the Note, at a purchase price of $1.00 per share.

Costs associated with the investment amounted to $222,475 resulting in net proceeds of $2,692,525. The Company issued 251,500 warrants to purchase shares of the Company’s common stock at an exercise price of $1.50 per share as compensation for investment banking services associated with raising the equity. The warrants have a fair value of $141,243 based on the Black-Scholes option pricing model. The warrants are considered a cost directly associated with the issuance of stock.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Under the terms of the Private Placement, the Company entered into a Registration Rights Agreement dated October 17, 2006 with the purchasers of its common stock. Under the Registration Rights Agreement, the Company is required to file a “resale” registration statement with the SEC covering 2,915,000 shares of common stock issued in the Private Placement. The Company is obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until October 20, 2007 unless all securities registered under the registration statement have been sold or are otherwise able to be sold without restrictions. The Company also expects to include on such registration statement an additional 893,750 shares of common stock issued to the inventor of the Additive and certain shares issuable upon exercise of our outstanding warrants and options. The Company agreed to use its best efforts to have the “resale” registration statement declared effective by the SEC as soon as possible after the initial filing, but by no later than April 20, 2007 (180 days after the closing of the Merger). Because the Company did not file the registration statement prior to November 20, 2006 (the “Filing Deadline”), the Company is required to issue additional shares of common stock to the purchasers in the Private Placement, in an amount equal to 1% of the shares sold in the Private Placement for each 30 day period following the Filing Deadline until the registration statement is filed up to a maximum of 6% of the shares sold in the Private Placement.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets

	June 30, 2007	December 31,
	(Unaudited)	2006
ASSETS

Current assets:
Cash	$3,779,186	$1,031,923
Prepaid and deferred expenses	45,000	70,275
Total current assets	3,824,186	1,102,198

License agreement	8,061,300	8,061,300
TOTAL ASSETS	$11,885,486	$9,163,498
LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:

Accounts payable and accrued expenses	$377,180	$190,504
Loan payable-related party	50,000	50,000
License agreement payable-current portion (net of unamortized discount of $495,577 and $650,698)	2,604,423	1,449,302
Liability under registration rights agreement	1,023,165	-
Total current liabilities	4,054,768	1,689,806

License agreement payable (net of unamortized discount of $1,960,720 and $2,195,117)	4,039,280	4,804,883
Total Liabilities	8,094,048	6,494,689
Stockholders' equity:
Series A Cumulative Convertible Preferred Stock: $100 stated value, 300,000 shares authorized, 42,550 shares issued and outstanding as of June 30, 2007	1,644,118	-
Common stock, $0.001 par value, 100,000,000 shares authorized; 17,091,250 shares issued and outstanding	17,091	17,091
Additional paid-in-capital	12,235,903	8,043,792
Deficit accumulated during the development stage	(10,105,674)	(5,392,074)
Total stockholders' equity	3,791,438	2,668,809
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,885,486	$9,163,498

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations

	For the Three Months ended June 30, 2007	For the Three Months ended June 30, 2006	For the Six Months ended June 30, 2007	For the Period from February 28, 2006 (Inception) to June 30, 2006	For the Period from February 28, 2006 (Inception) to June 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Operating expenses:
Research and development expenses	99,457	-	202,739	68,402	286,848
Merger expenses	-	-	-	-	340,000
General and administrative expenses	1,024,273	1,854,553	2,144,121	1,891,593	6,473,453
Total operating expenses	1,123,730	1,854,553	2,346,860	1,959,995	7,100,301
Net loss from operations	(1,123,730)	(1,854,553)	(2,346,860)	(1,959,995)	(7,100,301)
Interest income	7,429	-	7,429	-	7,429
Interest expense	(195,835)	(235,348)	(389,518)	(235,348)	(1,028,151)
Gain on fair value adjustment	104,940	-	550,935	-	550,935
Net loss	$(1,207,196)	$(2,089,901)	$(2,178,014)	$(2,195,343)	$(7,570,088)
Preferred dividends	(2,535,586)	-	(2,535,586)	-	(2,535,586)
Net loss available to common shareholders	$(3,742,782)	$(2,089,901)	$(4,713,600)	$(2,195,343)	$(10,105,674)
Basic and diluted net loss per share	$(0.22)	$(0.16)	$(0.28)	$(0.21)
Weighted average number of shares outstanding	17,091,250	13,000,000	17,091,250	10,472,326

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statement of Changes in Stockholders' Equity
For the Six Months Ended June 30, 2007

						Deficit
						Accumulated
					Additional	During the
	Common Stock		Preferred Stock		Paid-in-	Development
	Shares	Amount	Shares	Amount	Capital	Stage	Total
Balance at December 31, 2006	17,091,250	$17,091	-	$-	$8,043,792	$(5,392,074)	$2,668,809

Cumulative effect of change in accounting principle	-	-	-	-	(1,574,100)	-	(1,574,100)
Compensation expense associated with options	-	-	-	-	1,065,530	-	1,065,530
Issuance of preferred stock in private offering	-	-	42,550	1,644,118	-	-	1,644,118
Issuance of warrants in private offering	-	-	-	-	2,610,882	-	2,610,882
Dividend associated with the beneficial conversion feature of the preferred stock	-	-	-	-	2,496,150	(2,496,150)	-
Private placement costs	-	-	-	-	(406,351)	-	(406,351)
Dividends accrued on preferred stock	-	-	-	-	-	(39,436)	(39,436)
Net loss for the six months ended June 30, 2007	-	-	-	-	-	(2,178,014)	(2,178,014)
Balance at June 30, 2007 (Unaudited)	17,091,250	$17,091	42,550	$1,644,118	$12,235,903	$(10,105,674)	$3,791,438

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statement of Cash Flows

	For the Six Months ended June 30, 2007	For the Period from February 28, 2006 (Inception) to June 30, 2006	For the Period from February 28, 2006 (Inception) to June 30, 2007
	(Unaudited)		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,178,014)	$(2,195,343)	$(7,570,088)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of discount	389,518	235,348	1,028,151
Compensation expense associated with stock options	1,065,530	45,334	2,494,873
Issuance of common stock, options and warrants for services rendered	-	1,527,238	1,788,745
Gain on fair value adjustment	(550,935)	-	(550,935)
Changes in operating assets and liabilities:
Prepaid and Deferred expenses	25,275	(85,127)	(45,000)
Accounts payable and accrued expenses	147,240	236,352	337,744
Net cash used in operating activities	(1,101,386)	(236,198)	(2,516,510)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of License Agreement	-	(1,500,000)	(1,900,000)
Cash used in investing activities	-	(1,500,000)	(1,900,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of founders' shares	-	-	554
Proceeds from private offerings issuance of common stock, net of costs	-	1,745,765	3,531,493
Proceeds from private offerings issuance of preferred stock, net of costs	3,848,649	-	3,848,649
Proceeds from convertible note payable	-	-	765,000
Proceeds from loan payable-related party	-	50,000	50,000
Cash provided by financing activities	3,848,649	1,795,765	8,195,696
Net increase in cash and cash equivalents	2,747,263	59,567	3,779,186
Cash and cash equivalents - beginning of period	1,031,923	-	-
Cash and cash equivalents - end of period	$3,779,186	$59,567	$3,779,186
Supplemental Disclosure of Non-Cash Investing and Financing Activities
Payable for License Agreement (net of discount)	$-	$-	$5,615,552
License Agreement acquired in exchange for issuance of common stock	$-	$545,747	$545,747

The accompanying notes are an integral part of these consolidated financial statements.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Note 1–DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

H2Diesel Holdings, Inc. (the “Company”) is a development stage company that, through its wholly owned subsidiary, H2Diesel Inc., a Delaware corporation (“H2Diesel”), holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology (the “Technology”) to manufacture biofuel that is intended to be marketed as a new class of biofuel or fuel additive (the “Additive”) for power generation, heavy equipment, marine use and as heating fuel (the “H2Diesel Biofuel”).

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for the interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments necessary for a fair presentation of the Company’s financial position at June 30, 2007 (Unaudited) and the results of its operations for the three and six months ended June 30, 2007 (Unaudited), for the three months ended June 30, 2006, for the period from February 28, 2006 (Inception) through June 30, 2006 and for the period from February 28, 2006 (Inception) through June 30, 2007 and cash flows for the six months ended June 30, 2007 (Unaudited), for the period from February 28, 2006 (Inception) through June 30, 2006 and for the period from February 28, 2006 (Inception) through June 30, 2007. All such adjustments are of a normal and recurring nature. Interim financial statements are prepared on a basis consistent with the Company’s annual financial statements. Results of operations for the three and six months ended June 30, 2007 are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2007.

The consolidated balance sheet as of December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. The consolidated statement of operations and the consolidated statement of cash flows for the period from February 28, 2006 (Inception) to June 30, 2006 have been derived from the audited financial statements at June 30, 2006.

For further information refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company’s most significant estimate is the value of its exclusive license. Other significant estimates include the valuation of shares, warrants or options issued for services and the estimated useful life of the exclusive license used to calculate amortization. The Company evaluates its estimates on an ongoing basis. Actual results could differ significantly, especially as to the estimated value of its exclusive license from those estimates under different assumptions or conditions.

Loss per Common Share

Loss per share (“EPS”) is computed based on the weighted average number of common shares outstanding and excludes any potential dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock, which would then share in the earnings of the Company. The shares issuable upon the exercise of stock options and warrants are excluded from the calculation of net loss per share as their effect would be antidilutive. As of June 30, 2007 and 2006, there were 8,107,625 and 4,920,000, respectively, shares of common stock equivalents including options (4,405,000 shares of common stock as of June 30, 2007 and 500,000 shares of common stock as of June 30, 2006) and warrants (3,702,625 shares of common stock as of June 30, 2007 and 4,420,000 shares of common stock as of June 30, 2006 ) that could potentially dilute EPS in the future that were not included in the computation of EPS because to do so would have been antidilutive. As of June 30, 2007 there were 42,550 shares of convertible preferred stock, which are convertible into 1,063,750 shares of common stock, that were not included in the computation of EPS because to do so would have been antidilutive as well.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Recently Issued Accounting Standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2006, the FASB issued FASB Staff Positions (FSP) EITF 00-19-2 “Accounting for Registration Payment Arrangements”. Under this pronouncement, contingently payable registration payment arrangements are accounted for separately from and do not affect the classification of the underlying shares, warrants or other financial instruments subject to the registration payment provisions. This was accomplished by amending SFAS No. 133 and No. 150 to include scope exceptions for registration payment arrangements. A liability for a registration payment arrangement should be recognized when payment is probable and the amount is reasonably estimable (whether at inception or during the life of the arrangement) in accordance with SFAS No. 5, “Accounting for Contingencies.” The FSP is effective for registration payment arrangements and the financial instruments subject to such arrangements that are entered into or modified after December 21, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into before December 22, 2006, companies are required to account for transitioning to the FSP through a cumulative-effect adjustment to the opening balance of accumulated deficit or retained earnings in fiscal years beginning after December 15, 2006. The Company implemented this FSP effective January 1, 2007 and recorded a $1,574,100 contingent liability.

Note 2–GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has not generated any revenues. As a result, the Company has incurred a net loss of $7,570,088 and negative cash flows from operating activities of $2,516,510 since Inception. The Company is obligated to pay $9.1 million in additional payments under the Master License, including $2.1 million during 2007, of which $0.6 million was paid during July 2007, and $1.0 million during March 2008. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company’s continued existence is dependent upon several factors, including obtaining additional debt or equity financing, production of its products, developing a market for its products, and achieving certain levels of sales volume and profitability from the sale of its products and sublicenses of its technology. Management is investigating various sources of debt or equity financing and is developing marketing and production plans for its products.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Note 3–OPTIONS

The following table summarizes information about the stock options outstanding at June 30, 2007:

Weighted Average Exercise Price	$2.05
Expected Life	5 - 10 years
Volatility	100.0%
Dividend Yield	0%
Risk-free interest rate	4.54% - 4.72%

A summary of the status of the Company’s options outstanding as of June 30, 2007 and the changes during the year ending on that date is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2006	4,100,000	$1.65	9.70
Granted	305,000	$7.48	6.40
Options outstanding at June 30, 2007	4,405,000	$2.05	9.00
Vested and expected to vest – June 30, 2007	3,100,000	$2.13	9.20	$12,180,000
Options exercisable at June 30, 2007	1,925,000	$1.95	9.22	$7,830,000

Options outstanding at June 30, 2007 have an exercise price of $1.50 to $10.50 per share. Options exercisable at June 30, 2007 do not include 1,305,000 performance based options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on June 30, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had vested option holders exercised their options on June 30, 2007. This amount changes based upon changes in the fair market value of the Company’s stock. As of June 30, 2007 $1,101,649 of the total unrecognized compensation costs related to stock options is expected to be recognized over a period of approximately 2 years and nine months.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Note 4–COMMITMENTS AND CONTINGENCIES

The Company entered into a Registration Rights Agreement dated October 17, 2006 with the purchasers of its common stock in the Company’s October 2006 private placement. Under the Registration Rights Agreement, the Company is required to file a “resale” registration statement with the SEC covering 2,915,000 shares of common stock issued in the Private Placement. The Company is obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until October 20, 2007 unless all securities registered under the registration statement have been sold or are otherwise able to be sold without restrictions. The Company agreed to use its best efforts to have the “resale” registration statement declared effective by the SEC as soon possible after the initial filing, but by no later than April 20, 2007 (180 days after the closing of the Merger). Because the Company did not file the registration statement prior to November 20, 2006 (the “Filing Deadline”), the Company was required to issue additional shares of common stock to the purchasers in the Private Placement, in an amount equal to 1% of the shares sold in the Private Placement for each 30 day period following the Filing Deadline until the registration statement is filed up to a maximum of 6% of the shares sold in the Private Placement. In July 2007, pursuant to this agreement, the Company issued 174,900 shares of common stock to the purchasers in the Private Placement. On July 6, 2007, the Company filed a registration statement with the SEC to register the shares held by non-affiliates issued in the October 2006 private placement, including the additional shares issued for exceeding the filing deadline.

On January 1, 2007, the Company implemented EITF 00-19-2, which requires a company to recognize a liability for registration rights payments when they are probable and the amount is reasonably estimable. The Company recorded a $1,574,100 contingent liability at January 1, 2007 based on the Company’s stock price at that date. For the six months ended June 30, 2007 the Company recorded a gain on fair value adjustment of $550,935 related to this liability as the Company’s stock price declined during this period.

Note 5–PREFERRED STOCK SALE

On May 9, 2007, the Company completed the offering (the “Private Placement”) of 27,950 shares of the Company’s newly issued Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”) at price of $100.00 per share to persons who qualify as “accredited investors” under the Securities Act of 1933, as amended (the “Securities Act”). The gross proceeds were $2,795,000. Under the terms of the Private Placement, each investor had the option to purchase a number of additional securities up to each individual investors initial subscription on the same terms as those of the Private Placement (the “Subscriber Option”). On June 8, 2007, we sold an additional 14,600 shares of Preferred Stock at price of $100.00 per share, in connection with exercises of the Subscriber Option. The gross proceeds were $1,460,000.

The Preferred Stock is convertible at the election of the holders into shares of Company common stock, par value $0.001 per share, of the Company (the “Common Stock”) at an initial conversion price of $4.00 per share. Each share of Preferred Stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per annum. All dividends will be paid in shares of Company common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid, provided that to the extent the shares of common stock to be issued are not then registered under the registration rights agreement described below, dividends shall cumulate but shall remain unpaid until such time as the shares are registered and issued. The Company may elect to pay any dividends in cash in lieu of issuing shares of common stock. For the period ended June 30, 2007 the Company accrued dividends of $39,435 which is included in accounts payable and accrued expenses.

The Preferred Stock shall also participate on an as-converted basis with all dividends paid on the shares of Common Stock. Upon any liquidation of the Company, the holders of the Preferred Stock will be entitled to be paid, prior to the Common Stock or any other securities that by their terms are junior to the Preferred Stock (collectively with the common stock, “Junior Securities”), the original issue price of the Preferred Stock plus all accrued and unpaid dividends (collectively, the “Liquidation Preference”). To the extent the proceeds of liquidation are insufficient to pay such amounts in full, the proceeds available will be allocated pro rata among the shares of Preferred Stock. Any shares of Preferred Stock outstanding on the third anniversary of the Private Placement shall automatically convert into a number of shares of Common Stock determined by dividing the Liquidation Preference by the Conversion Price of the Preferred Stock then in effect.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Each investor in the Private Placement also received a warrant exercisable for a number of shares of common stock equal to 50% of the number of shares of common stock into which the Preferred Stock purchased by such investor is initially convertible. The initial exercise price of the warrants is $6.00 per share. At any time following the first anniversary of the Closing Date and provided that the shares of Common Stock issuable upon exercise of the Warrants are not then registered for resale pursuant to an effective registration statement under the Securities Act, the Warrants may also be exercised by means of a “cashless exercise.”

In connection with the Private Placement, we agreed to register the resale of the shares of Common Stock issuable (i) upon conversion of the Preferred Stock, (ii) as dividends on the Preferred Stock, and (iii) upon exercise of the Warrants (collectively, the “Registrable Shares”), all in accordance with a Registration Rights Agreement dated May 9, 2007 among the Company and each of the investors in the Private Placement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, we were required to file the “resale” registration statement with the SEC covering such shares on or before the 60th day following the closing of the Private Placement. On July 6, 2007, the Company complied with this deadline by filing a registration statement with the SEC covering such shares. We are obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until 13 months after the date of closing of the Private Placement, unless all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without regard to volume limitations, provided we comply with our reporting obligations. We agreed to use our best efforts to have the “resale” registration statement declared effective by the SEC as promptly as practicable after the initial filing, but by no later than 210 days after the closing of the Private Placement. We may be required to issue additional shares of Company Common Stock to purchasers in the Private Placement, in an amount not to exceed 6.0% of the Registrable Shares if we fail to meet certain registration rights obligations.

The Preferred Stock is convertible into 1,063,750 shares of common stock, at the election of the holders, at an initial conversion price of $4.00 per share. The fair market value of this beneficial conversion was calculated based on the difference between the share price of the common stock, at the time of issuance, and the initial conversion price. This resulted in a preferred stock dividend in the amount of $2,496,150 recorded during the six months ended June 30, 2007.

The Company is required to make quarterly dividend payments of 8% on the $4,255,000 that was raised from the sale of the Preferred Stock. Dividends are to be paid in shares of the Company’s common stock. For the period ended June 30, 2007, the Company recorded a preferred stock dividend expense of $39,436.

In connection with the Private Placement, Empire Financial Group received a cash commission of $345,500 which represents 10% of the consideration paid by investors introduced by it in connection with the Private Placement, and also will receive a warrant exercisable for 58,000 shares of Common Stock. The number of shares of common stock issuable upon exercise of the warrant will be proportionately increased to reflect any exercises of the Option. The warrant is otherwise on terms substantially similar to the terms of the Warrants issued in the Private Placement.

Note 6–AGREEMENTS

In April 2007, the Company entered into a one year consulting services agreement with a marketing consultant. The marketing company is to provide test burn agreements and various other marketing services to the Company. The Company is obligated to pay a monthly retainer fee of $5,000. In addition, the Company entered into a stock option agreement for up 1,500,000 shares of common stock at an exercise price of $6.00 per share. All of the options have a five year term and expire in April 2012. The vesting of the options is performance based. Any unvested options expire in April 2010.

On March 27, 2007, the Company entered into a Letter of Intent with Twin Rivers Technologies, LP with respect to the potential development of the Company’s first production plant at Twin Rivers’ facility located in Quincy, MA. The Letter of Intent contemplates an exclusive period through August 31, 2007 during which Twin Rivers will negotiate with the Company regarding definitive agreements covering the siting, construction, operation and management of the Company’s proposed initial 25 million gallon per year production facility, the supply of vegetable oils and other commodity feedstocks and the off take of finished biofuel by Twin Rivers from the facility. There can be no assurance that definitive agreements will be entered into.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

On May 1, 2007, the Company entered into a Test Burn Agreement with Dynegy Oakland, LLC, a Delaware limited liability company and an affiliate of Dynegy Inc. (“Dynegy”) for the purpose of evaluating the Company’s proprietary biofuel technology in power generation applications. The Agreement requires the Company to supply our biofuel for a test program that will be performed at Dynegy’s Oakland Power Plant combustion turbine facility. The test program will include the evaluation of both technical and environmental performance characteristics of our biofuel. The agreement also requires the Company to pay 50% of all costs of environmental emissions testing conducted in connection with the test program, provided that our aggregate obligation with respect to such expenses shall not exceed $150,000. Dynegy is entitled to all revenue arising from sales of electricity generated during the testing. The parties have agreed to negotiate with respect to a mutually agreeable purchase agreement for our biofuel in the event testing is successful.

In April 2007, the Company entered into nine month agreements with two consultants to assist the Company with governmental affairs within the state of Florida, with respect to Company’s biofuels and tax incentive matters. In addition, the Company entered into stock option agreements for up to 31,000 shares of common stock at an exercise price of $6.25 per share. The options have a five year term and expire in April 2012. Of the 31,000 options, 50% vest at December 31, 2007 and the other 50% are performance based. Any unvested options expire in December 2008.

H2DIESEL HOLDINGS, INC.

Common Stock

Prospectus

October 17, 2007